EXHIBIT 99.1

DANAOS CORPORATION

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our interim condensed consolidated financial statements (unaudited) and the notes thereto included elsewhere in this report.

Results of Operations

Three months ended September 30, 2021 compared to three months ended September 30, 2020

During the three months ended September 30, 2021, Danaos had an average of 65.7 containerships compared to 58.0 containerships during the three months ended September 30, 2020. Our fleet utilization for the three months ended September 30, 2021 was 97.7% compared to 98.7% for the three months ended September 30, 2020.

Operating Revenues

Operating revenues increased by 64.8%, or $77.0 million, to $195.9 million in the three months ended September 30, 2021 from $118.9 million in the three months ended September 30, 2020.

Operating revenues for the three months ended September 30, 2021 reflect:

•	a $30.6 million increase in revenues in the three months ended September 30, 2021 compared to the three months ended September 30, 2020 mainly as a result of higher charter rates;
•	a $15.6 million increase in revenues in the three months ended September 30, 2021 compared to the three months ended September 30, 2020 due to the incremental revenue generated by newly acquired vessels;
•	a $21.5 million increase in revenue in the three months ended September 30, 2021 compared to the three months ended September 30, 2020 due to higher non-cash revenue recognition in accordance with US GAAP; and
•	a $9.3 million increase in revenues in the three months ended September 30, 2021 compared to the three months ended September 30, 2020 due to amortization of assumed time charters.

Voyage Expenses

Voyage expenses increased by $4.5 million to $8.1 million in the three months ended September 30, 2021 from $3.6 million in the three months ended September 30, 2020 primarily as a result of the increase in commissions due to the increase in revenue per vessel and the increase in average number of vessels in our fleet.

Vessel Operating Expenses

Vessel operating expenses increased by $7.0 million to $34.7 million in the three months ended September 30, 2021 from $27.7 million in the three months ended September 30, 2020, primarily as a result of the increase in the average number of vessels in our fleet and an increase in the average daily operating cost for vessels on time charter to $5,918 per vessel per day for the three months ended September 30, 2021 compared to $5,467 per vessel per day for the three months ended September 30, 2020. Management believes that our daily operating cost remains among the most competitive in the industry.

Depreciation

Depreciation expense increased by 20.2%, or $5.2 million, to $31.0 million in the three months ended September 30, 2021 from $25.8 million in the three months ended September 30, 2020 mainly due to our recent acquisition of fifteen vessels and installation of scrubbers on nine of our vessels in the year ended December 31, 2020.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs decreased by $0.6 million to $2.6 million in the three months ended September 30, 2021 from $3.2 million in the three months ended September 30, 2020.

General and Administrative Expenses

General and administrative expenses increased by $1.3 million to $7.3 million in the three months ended September 30, 2021, from $6.0 million in the three months ended September 30, 2020. The increase was mainly attributable to increased management fees due to the increased size of our fleet and other corporate administrative expenses.

Interest Expense and Interest Income

Interest expense increased by 52.1%, or $6.2 million, to $18.1 million in the three months ended September 30, 2021 from $11.9 million in the three months ended September 30, 2020.

The increase in interest expense is a combined result of:

•	a $6.3 million reduction in the recognition through our income statement of accumulated accrued interest that had been accrued in 2018 in relation to two of our credit facilities that were refinanced on April 12, 2021. As a result of the refinancing, the recognition of such accumulated interest has decreased;
•	a $0.7 million increase in interest expense due to an increase in our debt service cost by approximately 0.4%, which was partially offset by a decrease in our average indebtedness by $80.5 million between the two periods (average indebtedness of $1,438.0 million in the three months ended September 30, 2021, compared to average indebtedness of $1,518.5 million in the three months ended September 30, 2020); and
•	a $0.8 million decrease in the amortization of deferred finance costs and debt discount related to our debt.

Net proceeds from the issuance of our $300 million Senior Notes in February 2021 together with the net proceeds from a new $815 million senior secured credit facility and a new $135 million leaseback arrangement, each of which was drawn down on April 12, 2021, were used to refinance a substantial majority of our then outstanding indebtedness.

As of September 30, 2021, our outstanding debt, gross of deferred finance costs, was $1,165.5 million, which includes $300 million aggregate principal amount of our Senior Notes, and our leaseback obligation was $242.9 million. These balances compare to debt of $1,376.2 million and a leaseback obligation of $129.4 million as of September 30, 2020.

Interest income decreased by $1.5 million to $0.2 million in the three months ended September 30, 2021 compared to $1.7 million in the three months ended September 30, 2020 mainly as a result of collection of accrued interest on ZIM and HMM bonds, which were redeemed by the issuers thereof in the first half of 2021.

Gain on investments

The gain on investments of $59.5 million in the three months ended September 30, 2021 consists of the change in fair value of our shareholding interest in ZIM of $47.2 million and net dividends received on ZIM ordinary shares of $12.3 million. ZIM completed its initial public offering and listing on the New York Stock Exchange of its ordinary shares on January 27, 2021. In June 2021, we sold 2,000,000 ordinary shares of ZIM resulting in net proceeds of $76.4 million. Our remaining shareholding interest of 8,186,950 ordinary shares has been fair valued at $415.1 million as of September 30, 2021, based on the closing price of ZIM’s ordinary shares on the NYSE on that date. Subsequently, in October 2021, we sold 1,000,000 of these ZIM ordinary shares, resulting in net proceeds to us of $44.3 million.

Equity Income on Investments

Equity income on investments increased by $62.6 million to $64.1 million in the three months ended September 30, 2021 compared to $1.5 million in the three months ended September 30, 2020 mainly due to the non-cash gain of $64.1 million recognized upon our acquisition of the remaining 51% equity interest in Gemini on July 1, 2021.

Other Finance Expenses

Other finance expenses, net decreased by $0.2 million to $0.1 million in the three months ended September 30, 2021 compared to $0.3 million in the three months ended September 30, 2020 due to the decreased finance costs on the refinanced debt.

Loss on derivatives

Amortization of deferred realized losses on interest rate swaps remained stable at $0.9 million in each of the three months ended September 30, 2021 and September 30, 2020.

Other income, net

Other income, net was $0.3 million in the three months ended September 30, 2021 compared to $0.1 million in the three months ended September 30, 2020.

Nine months ended September 30, 2021 compared to nine months ended September 30, 2020

During the nine months ended September 30, 2021, Danaos had an average of 61.9 containerships compared to 56.9 containerships during the nine months ended September 30, 2020. Our fleet utilization for the nine months ended September 30, 2021 was 98.5% compared to 95.8% for the nine months ended September 30, 2020. Adjusted fleet utilization, excluding the effect of 188 days of incremental off-hire due to shipyard delays related to the COVID-19 pandemic, was 97.0% in the nine months ended September 30, 2020.

Operating Revenues

Operating revenues increased by 38.7%, or $132.5 million, to $474.5 million in the nine months ended September 30, 2021 from $342.0 million in the nine months ended September 30, 2020.

Operating revenues for the nine months ended September 30, 2021 reflect:

•	a $69.6 million increase in revenues in the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020 mainly as a result of higher charter rates and improved fleet utilization;
•	a $32.1 million increase in revenues in the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020 due to the incremental revenue generated by newly acquired vessels;
•	a $21.5 million increase in revenue in the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020 due to higher non-cash revenue recognition in accordance with US GAAP; and
•	a $9.3 million increase in revenues in the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020 due to amortization of assumed time charters.

Voyage Expenses

Voyage expenses increased by $6.3 million to $17.2 million in the nine months ended September 30, 2021 from $10.9 million in the nine months ended September 30, 2020 primarily as a result of the increase in commissions due to the increase in revenue per vessel and the increase in average number of vessels in our fleet.

Vessel Operating Expenses

Vessel operating expenses increased by $16.5 million to $98.7 million in the nine months ended September 30, 2021 from $82.2 million in the nine months ended September 30, 2020, primarily as a result of the increase in the average number of vessels in our fleet and an increase in the average daily operating cost for vessels on time charter to $6,034 per vessel per day for the nine months ended September 30, 2021 compared to $5,592 per vessel per day for the nine months ended September 30, 2020. The average daily operating cost increased mainly due to the COVID-19 related increase in crew remuneration in the nine months ended September 30, 2021. Management believes that our daily operating cost remains among the most competitive in the industry.

Depreciation

Depreciation expense increased by 9.7%, or $7.3 million, to $82.9 million in the nine months ended September 30, 2021 from $75.6 million in the nine months ended September 30, 2020 mainly due to our recent acquisition of fifteen vessels and installation of scrubbers on nine of our vessels in the year ended December 31, 2020.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs decreased by $0.8 million to $7.6 million in the nine months ended September 30, 2021 from $8.4 million in the nine months ended September 30, 2020.

General and Administrative Expenses

General and administrative expenses increased by $7.5 million to $25.4 million in the nine months ended September 30, 2021, from $17.9 million in the nine months ended September 30, 2020. The increase was mainly attributable to increased management fees due to the increased size of our fleet and increased stock-based compensation.

Interest Expense and Interest Income

Interest expense increased by 22.7%, or $9.5 million, to $51.4 million in the nine months ended September 30, 2021 from $41.9 million in the nine months ended September 30, 2020.

The increase in interest expense is a combined result of:

•	a $6.9 million decrease in interest expense due to a decrease in our debt service cost by approximately 0.5%, while our average indebtedness also decreased by $27.2 million between the two periods (average indebtedness of $1,505.3 million in the nine months ended September 30, 2021, compared to average indebtedness of $1,532.5 million in the nine months ended September 30, 2020);
•	a $16.3 million reduction in the recognition through our income statement of accumulated accrued interest that had been accrued in 2018 in relation to two of our credit facilities that were refinanced on April 12, 2021. As a result of the refinancing, the recognition of such accumulated interest has been decreased; and
•	a $0.1 million increase in the amortization of deferred finance costs and debt discount related to our debt.

Net proceeds from the issuance of our $300 million Senior Notes in February 2021 together with the net proceeds from a new $815 million senior secured credit facility and a new $135 million leaseback arrangement, each of which was drawn down on April 12, 2021, were used to refinance a substantial majority of our then outstanding indebtedness.

As of September 30, 2021, our outstanding debt, gross of deferred finance costs, was $1,165.5 million, which includes $300 million aggregate principal amount of our Senior Notes, and our leaseback obligation was $242.9 million. These balances compare to debt of $1,376.2 million and a leaseback obligation of $129.4 million as of September 30, 2020.

Interest income increased by $6.7 million to $11.7 million in the nine months ended September 30, 2021 compared to $5.0 million in the nine months ended September 30, 2020, mainly as a result of collection of accrued interest on ZIM and HMM bonds, which were redeemed by the issuers thereof during the 2021 period.

Gain on investments

The gain on investments of $503.7 million in the nine months ended September 30, 2021 consists of the change in fair value of our shareholding interest in ZIM of $491.4 million and net dividends received on ZIM ordinary shares of $12.3 million. ZIM completed its initial public offering and listing on the New York Stock Exchange of its ordinary shares on January 27, 2021. In June 2021, we sold 2,000,000 ordinary shares of ZIM resulting in net proceeds of $76.4 million. For the nine months ended September 30, 2021, the unrealized gain related to the ZIM ordinary shares still held on September 30, 2021 amounted to $415.0 million. Our remaining shareholding interest of 8,186,950 ordinary shares has been fair valued at $415.1 million as of September 30, 2021, based on the closing price of ZIM’s ordinary shares on the NYSE on that date compared to the book value of these shares of $75 thousand as of December 31, 2020. Subsequently, in October 2021, we sold 1,000,000 of these ZIM ordinary shares, resulting in net proceeds to us of $44.3 million.

Equity income on investments

Equity income on investments increased by $63.3 million to $68.0 million in the nine months ended September 30, 2021 compared to $4.7 million in the nine months ended September 30, 2020 mainly due to the non-cash gain of $64.1 million recognized upon our acquisition of the remaining 51% equity interest in Gemini on July 1, 2021.

Gain on debt extinguishment

The gain on debt extinguishment of $111.6 million in the nine months ended September 30, 2021 related to our debt refinancing on April 12, 2021, as described above.

Other Finance Expenses

Other finance expenses, net decreased by $0.9 million to $1.1 million in the nine months ended September 30, 2021 compared to $2.0 million in the nine months ended September 30, 2020 due to the decreased finance costs on the refinanced debt.

Loss on derivatives

Amortization of deferred realized losses on interest rate swaps remained stable at $2.7 million in each of the nine months ended September 30, 2021 and September 30, 2020.

Other income, net

Other income, net was $4.5 million of income in the nine months ended September 30, 2021 compared to $0.4 million of income in the nine months ended September 30, 2020. The increase was mainly due to the collection from Hanjin Shipping of $3.9 million as a partial payment of common benefit claim and interest.

Liquidity and Capital Resources

Our principal source of funds has been operating cash flows, vessel sales, and long-term bank borrowings, as well as equity provided by our stockholders from our initial public offering in October 2006; common stock sales in August 2010 and the fourth quarter of 2019; and the capital contribution of Danaos Investment Limited as Trustee of the 883 Trust (“DIL”) on August 10, 2018. In February 2021, we sold $300 million of 8.500% senior unsecured notes due 2028 (the “Senior Notes”). We used the net proceeds from the offering of Senior Notes, together with proceeds from a new $815 million senior secured credit facility with a four-year term (the “$815 Million Senior Secured Credit Facility”) and a new $135 million sale and leaseback arrangement (the “2021 Leaseback Agreement”), to implement a $1.25 billion refinancing of a substantial majority of our outstanding senior secured indebtedness consummated on April 12, 2021 (the “2021 Debt Refinancing”). Our completion of the 2021 Debt Refinancing extended the maturities of most of our indebtedness and decreased the amount of our cash from operations that is required to service our indebtedness, as reduced amortization and debt levels more than offset the higher interest rate payable under the Senior Notes. See “2021 Debt Refinancing” below. Our principal uses of funds have been capital expenditures to establish, grow and maintain our fleet, comply with international shipping standards, environmental laws and regulations and to fund working capital requirements and repayment of debt.

Our short-term liquidity needs primarily relate to the funding of our vessel operating expenses, debt interest payments and servicing our debt obligations, as well as the $86.7 million purchase price for the remaining 51% of the equity interest in Gemini that we did not already own, which was paid subsequently to September 30, 2021. We financed the $260 million purchase price for the six 5,466 TEU container vessels and the purchase price for Gemini, with cash on hand, including cash generated from operations and proceeds from sales of a portion of our investment in ZIM; although the Company is evaluating post-delivery debt financing alternatives for the six 5,466 TEU container vessels, which are currently unencumbered. We assumed long-term debt of $23.1 million and obligations under finance leases of $21.9 million from Gemini as of July 1, 2021. Our long-term liquidity needs primarily relate to any additional vessel acquisitions in the containership sector and debt repayment. We anticipate that our primary sources of funds will be cash from operations and equity or debt financings.

Under our existing multi-year charters as of September 30, 2021, we had contracted revenues of $181.3 million for the remainder of 2021, $774.6 million for 2022 and thereafter $1,142.1 million. Although these contracted revenues are based on contracted charter rates, we are dependent on the ability and willingness of our charterers to meet their obligations under these charters.

As of September 30, 2021, we had cash and cash equivalents of $93.2 million. As of September 30, 2021, we had no remaining borrowing availability under our credit facilities. As of September 30, 2021, we had $1,165.5 million of outstanding indebtedness (gross of deferred finance costs), including $300 million relating to our Senior Notes, and $242.9 million of outstanding leaseback obligations, gross of deferred finance costs, with respect to nine of our vessels. We are obligated to make quarterly fixed amortization payments, totaling $96.3 million to September 30, 2022, related to the long-term bank debt and aggregate payments of $85.5 million ($96.5 million including imputed interest) under our leaseback obligations to September 30, 2022 (gross of deferred finance costs).

We have declared a dividend of $0.50 per share of common stock payable on December 2, 2021, to holders of record on November 19, 2021. We intend to pay a regular quarterly dividend on our common stock, which will have an impact on our liquidity. Payments of dividends are subject to the discretion of our board of directors, provisions of Marshall Islands law affecting the payment of distributions to stockholders and the terms of our credit facilities, which permit the payment of dividends so long as there has been no event of default thereunder nor would occur as a result of such dividend payment, and will be subject to conditions in the container shipping industry, our financial performance and us having sufficient available excess cash and distributable reserves.

ZIM and HMM Securities

In July 2014, ZIM and its creditors entered into definitive documentation effecting ZIM’s restructuring with its creditors. The terms of the restructuring included a reduction in the charter rates payable by ZIM under its time charters, expiring in 2020 or 2021, for six of our vessels. The terms also included our receipt of approximately $49.9 million aggregate principal amount of unsecured, interest bearing ZIM notes maturing in 2023 (consisting of $8.8 million of 3% Series 1 Notes due 2023 amortizing subject to available cash flow in accordance with a corporate cash sweep mechanism, and $41.1 million of 5% Series 2 Notes due 2023 non-amortizing (of the 5% interest rate, 3% is payable quarterly in cash and 2% is payable in kind, accrued quarterly with deferred cash payment on maturity)) and ZIM shares representing approximately 7.4% of the outstanding ZIM shares immediately after the restructuring, in exchange for such charter rate reductions and cancellation of ZIM’s other obligations to us which relate to the outstanding long term receivable as of December 31, 2013. In March 2020, we increased our equity participation in ZIM to 10.2% by acquisition of additional shares for $75 thousand. On January 27, 2021, ZIM completed its initial public offering and listing on the New York Stock Exchange of its ordinary shares. Following this offering the Company owned 10,186,950 ordinary shares of ZIM. These shares were recorded at a book value of $75 thousands as of December 31, 2020. In June 2021, the Company sold 2,000,000 ZIM ordinary shares resulting in net proceeds to us of $76.4 million. The remaining shareholding interest of 8,186,950 ordinary shares has been fair valued at $415.1 million as of September 30, 2021, based on the closing price of ZIM ordinary shares on the NYSE on that date. For the nine months ended September 30, 2021, we recognized a total gain of $491.4 million on these shares, which is reflected under “Gain on investments” in the condensed consolidated statement of income. The unrealized gain related to the ZIM ordinary shares still held on September 30, 2021 amounted to $415.0 million. Additionally, in the nine months ended September 30, 2021, we received a total of $56.4 million of mandatory repayments and accrued interest which fully repaid all ZIM notes and a dividend on our ZIM ordinary shares amounting to $12.3 million. Subsequent to September 30, 2021, we sold 1,000,000 of these ZIM ordinary shares for net proceeds to us of $44.3 million. See Note 6, “Other Current and Non-current Assets” and Note 15 “Subsequent Events” to our unaudited condensed consolidated financial statements included in this report.

In July 2016, we entered into a charter restructuring agreement with Hyundai Merchant Marine (“HMM”), which provided for a 20% reduction, for the period until December 31, 2019 (or earlier charter expiration in the case of eight vessels), in the charter hire rates payable for thirteen of our vessels then employed with HMM. In exchange, under the charter restructuring agreement we received (i) $32.8 million principal amount of senior, unsecured Loan Notes 1, amortizing subject to available cash flows, which accrue interest at 3% per annum payable on maturity in July 2024, (ii) $6.2 million principal amount of senior, unsecured, non-amortizing Loan Notes 2, which accrue interest at 3% per annum payable on maturity in December 2022 and (iii) 4,637,558 HMM shares, which were sold on September 1, 2016 for cash proceeds of $38.1 million. On March 28, 2017, the Company sold $13.0 million principal amount carried at amortized costs of $8.6 million of HMM Loan Notes 1 for gross cash proceeds on sale of $6.2 million resulting in a loss on sale of $2.4 million. In the nine months ended September 30, 2021, we received $22.9 million of mandatory repayments and accrued interest on remaining HMM Notes 1, fully repaying them. The HMM Notes 2 are classified as available for sale securities and valued at $7.2 million as of September 30, 2021. See Note 6, “Other Current and Non-current Assets” to our unaudited condensed consolidated financial statements included elsewhere in this report.

Impact of COVID-19 on our Business

The spread of the COVID-19 virus, which was declared a pandemic by the World Health Organization, in 2020 has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets. The duration and full effects of this global health emergency and related disruptions are uncertain. The pandemic has had severe impacts on the global economic activity, which were expected to lead to a global recession. These trends are expected to continue for the near future as, while the availability of effective vaccines has led to a developing economic recovery in parts of the world, the success and timing of COVID-19 containment strategies are uncertain and negative impacts are expected to reverberate beyond the duration of the pandemic itself. However, the container shipping industry, in contrast with other sectors, has already reversed many of the negative impacts suffered in the first half of 2020.

In particular as it pertains to our business, the COVID-19 pandemic initially negatively affected global demand for the seaborne transportation of containerized cargoes. Global seaborne container trade declined in 2020, with an estimated impact of around 1% in TEU terms. Liner companies initially responded to these circumstances by reducing service and cutting sailings, which increased idle containership fleet capacity in the first half of 2020 to a peak of 12%. As a result, container freight rates were volatile and containership charter market rates declined significantly in the first half of 2020. However, the ability of the liner companies to consistently manage capacity addressed the drop in volumes at the onset of the pandemic, which alleviated pressure on our customers’ cash flows, many of whom have since reported strong profitability, and stabilized and increased freight rates. The second half of 2020 and the first nine months of 2021 has seen robust demand for seaborne transportation of containerized cargo, with freight volumes and freight rates rebounding sharply. The growth of e-commerce, together with the grounding of aircraft resulting from travel restrictions, has shifted significant shipping volume to seaborne containers. The resulting demand for containerships has resulted in negligible vessel capacity available in certain size segments as of September 30, 2021, increasing charter rates for all segments and enabling us to recharter many of our smaller vessels which had charters expiring during this period at higher rates. Many liner operators and containership owners reported improved results in the second half of 2020 and the first nine months of 2021, due in part to improving container shipping industry market conditions. Our operating revenues increased to $474.5 million in the nine months ended September 30, 2021 compared to $342.0 million in the nine months ended September 30, 2020.

COVID-19 related travel restrictions imposed on a global level also caused disruptions in scheduled crew changes on our vessels, caused an increase in remuneration of our crew on the vessels and delays in carrying out of certain hull repairs and maintenance in 2020, which disruptions could continue to affect our operations. During the first quarter of 2020, we experienced delays in Chinese shipyards related to the scheduled installations of the scrubbers on certain of our vessels and delays in carrying out dry-docking repairs, which resulted in incremental 188 off-hire days of our vessels ultimately leading to decreased operating revenue by approximately $3.2 million compared to our expectations. The average daily operating cost per vessel per day for vessels on time charter for the nine months ended September 30, 2021 increased to $6,034 compared to $5,592 per vessel per day for the nine months ended September 30, 2020, mainly due to the COVID-19 related increase in crew remuneration in the nine months ended September 30, 2021.

In response to the pandemic, we have instituted enhanced safety protocols such as having a substantial portion of our on-shore staff working remotely, more frequent disinfection of our on-shore facilities, temperature readings, limitation of on-site visitors and travel, vaccination, mandatory self-isolation of personnel returning from travel and replacing physical meetings with virtual meetings. We expect to continue such measures, which have not had a significant impact on our expenses, to some degree until the pandemic abates. In addition, the prevailing low interest rates, in part due to actions taken by central banks to stimulate economic activity in the face of the pandemic, has also reduced our interest expense, while lower fuel prices during 2020, which is a substantial expense borne by our customers, helped to bolster their financial position. Recently, fuel costs for our charterers have begun to increase along with the price of oil, and there have been some signs that prevailing interest rates may begin to increase.

The COVID-19 pandemic continues to unfold and may negatively affect our business, financial performance and results of our operations in the future, as it did in the first half of 2020. The extent of any such effects depends on factors beyond our control and cannot be predicted with certainty. Any prolonged slowdown in the global economy may again negatively impact worldwide demand for products transported by containerships, adversely affect the liquidity and financial position of our charterers and may decrease rechartering hire rates for our vessels, as could any decrease in demand for consumer products and other containerized cargo as the pandemic abates or otherwise. This could result in reductions in our revenue and the market value of our vessels, which could materially adversely affect our business and results of operations, as well as our ability to service or refinance our debt and comply with financial covenants of our credit facilities.

Cash Flows

	Nine Months ended	Nine Months ended
	September 30, 2021	September 30, 2020

	(In thousands)
Net cash provided by operating activities	$296,140	$186,032
Net cash used in investing activities	$(103,813)	$(106,224)
Net cash used in financing activities	$(164,433)	$(112,610)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities increased by $110.1 million, to $296.1 million provided by operating activities in the nine months ended September 30, 2021 compared to $186.0 million provided by operating activities in the nine months ended September 30, 2020. The increase was the result mainly of a $123.2 million increase in operating revenues (net of $9.3 million amortization of assumed time charters), a collection of $12.3 million dividend from ZIM and the partial collection of common benefit claim of $3.9 million from Hanjin Shipping, which were partially offset by a $25.0 million increase in operating expenses, a $4.1 million increase in net finance cost and a $0.2 million change in working capital in the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020.

Net Cash Used in Investing Activities

Net cash flows used in investing activities decreased by $2.4 million, to $103.8 million used in investing activities in the nine months ended September 30, 2021 compared to $106.2 million used in investing activities in the nine months ended September 30, 2020. The change was mainly due to a $69.5 million mandatory principal redemption of ZIM and HMM debt securities, $76.4 million in net proceeds from the sale of ZIM ordinary shares and cash and restricted cash acquired from Gemini of $14.4 million in the nine months ended September 30, 2021 compared to none in the nine months ended September 30, 2020, which offset an increase to $264.1 million used for vessels additions in the nine months ended September 30, 2021, compared to $106.1 million used for the acquisition of new vessels and advances mainly related to installation of scrubbers in the nine months ended September 30, 2020. The $86.7 million purchase price for the remaining 51% of the equity interest in Gemini was fully paid subsequently to September 30, 2021, by November 1, 2021.

Net Cash Used in Financing Activities

Net cash flows used in financing activities increased by $51.8 million, to $164.4 million used in financing activities in the nine months ended September 30, 2021 compared to $112.6 million used in financing activities in the nine months ended September 30, 2020 mainly due to the $31.2 million increase in net debt and finance costs payments related to the debt refinancing described above and due to an aggregate $20.6 million dividend payment on our common stock in the nine months ended September 30, 2021 compared to none in the nine months ended September 30, 2020.

Non-GAAP Financial Measures

We report our financial results in accordance with U.S. generally accepted accounting principles (GAAP). Management believes, however, that certain non-GAAP financial measures used in managing the business may provide users of this financial information additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating our performance. See the table below for supplemental financial data and corresponding reconciliation to GAAP financial measures. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our reported results prepared in accordance with GAAP.

EBITDA and Adjusted EBITDA

EBITDA represents net income before interest income and expense, taxes, depreciation, as well as amortization of deferred drydocking & special survey costs, amortization of assumed time charters, amortization of deferred realized losses of cash flow interest rate swaps, amortization of finance costs and finance costs accrued. Adjusted EBITDA represents net income before interest income and expense, taxes, depreciation, amortization of deferred drydocking & special survey costs, amortization of assumed time charters, amortization of deferred realized losses of cash flow interest rate swaps, amortization of finance costs and finance costs accrued, gain on investments, equity income on investments, gain on debt extinguishment and stock-based compensation. We believe that EBITDA and Adjusted EBITDA assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. EBITDA and Adjusted EBITDA are also used: (i) by prospective and current customers as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates. Our EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA/Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA/Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Because of these limitations, EBITDA/Adjusted EBITDA should not be considered as principal indicators of our performance.

Reconciliation of Net Income to EBITDA and Adjusted EBITDA

	Nine Months ended	Nine Months ended
	September 30, 2021	September 30, 2020

	(In thousands)
Net income	$886,844	$110,371
Depreciation	82,909	75,604
Amortization of deferred drydocking & special survey costs	7,627	8,425
Amortization of assumed time charters	(9,318)	-
Amortization of deferred realized losses of cash flow interest rate swaps	2,709	2,719
Amortization of finance costs, debt discount and other finance fees accrued	12,579	12,707
Interest income	(11,661)	(4,952)
Interest expense	38,978	29,551
EBITDA	1,010,667	234,425
Gain on investments	(491,404)	-
Gain on debt extinguishment	(111,616)	-
Equity income on investments	(64,063)	-
Stock based compensation	6,055	897
Adjusted EBITDA	$349,639	$235,322

EBITDA increased by $776.3 million, to $1,010.7 million in the nine months ended September 30, 2021 from $234.4 million in the nine months ended September 30, 2020. This increase was mainly attributed to a change in fair value of the investment in ZIM of $491.4 million, a gain on debt extinguishment of $111.6 million, a $123.2 million increase in operating revenues (net of $9.3 million amortization of assumed time charters), a $64.1 million non-cash gain on our acquisition of Gemini, collection of a $12.3 million dividend from ZIM and a partial collection of common benefit claim of $3.9 million from Hanjin Shipping, which were partially offset by a $30.2 million increase in total operating expenses in the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020.

Adjusted EBITDA increased by $114.3 million, to $349.6 million in the nine months ended September 30, 2021 from $235.3 million in the nine months ended September 30, 2020. This increase was mainly attributed to a $123.2 million increase in operating revenues (net of $9.3 million amortization of assumed time charters), collection of a $12.3 million dividend from ZIM and partial collection of a common benefit claim of $3.9 million from Hanjin Shipping, which were partially offset by a $25.1 million increase in total operating expenses in the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020. Adjusted EBITDA for the nine months ended September 30, 2021 is adjusted for change in fair value of the investment in ZIM of $491.4 million, gain on debt extinguishment of $111.6 million, a $64.1 million non-cash gain on our acquisition of Gemini and $6.1 million of stock-based compensation.

Credit Facilities

We, as borrower or guarantor, and certain of our subsidiaries, as borrowers or guarantors, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet and the 2021 Debt Refinancing, which are described in Note 8 “Long-term Debt, net” in the unaudited condensed consolidated financial statements included in this report. Our existing credit facilities are secured by, among other things, our vessels (as described below). We do not have any additional amounts available for borrowing under our existing credit facilities. The following summarizes certain terms of our credit facilities and our Senior Notes:

Credit Facility	Outstanding Principal Amount (in millions)(1)	Collateral Vessels
Citibank/Natwest $815 mil. Facility(2)	$794.6	The Progress C, the Highway, the Bridge, the Zim Monaco, the Express Argentina, the Express France, the Express Spain, the CMA CGM Racine, the America, the Hyundai Smart, the Express Berlin, the Le Havre, the Derby D, the Vladivostok, the Advance, the Stride, the Future, the Sprinter, the Amalia C, the Zebra, the Artotina (ex Danae C), the Dimitris C, the Zim Savannah (ex Performance), the Europe, the Dimitra C, the Hyundai Speed, the Express Rome, the CMA CGM Rabelais, the Pusan C, the Tongala (ex ANL Tongala), the CMA CGM Moliere, the CMA CGM Musset, the Rio Grande, the Zim Sao Paolo, the Zim Kingston, the Colombo, the Seattle C, the Vancouver, the Singapore, the Express Athens, the Hyundai Ambition, the Dalian (ex Zim Dalian), the Express Brazil, the YM Maturity, the Express Black Sea, the Zim Luanda, the CMA CGM Nerval and the YM Mandate
Macquarie Bank $58 mil. Facility	$48.2	The Niledutch Lion, the Phoebe, the Bremen and the C Hamburg
SinoPac $13.3 mil. Facility	$11.3	The Charleston
Eurobank $30.0 mil. Facility	$22.2	The Belita, the Leo C and the Catherine C
Senior Notes	$300.0	None

(1)	As of September 30, 2021.

(2)	Danaos Corporation is the borrower, and its subsidiaries owning the 48 collateral vessels set forth opposite the name of the facility in the table, are guarantors, under this credit facility.

As of September 30, 2021, there was no remaining borrowing availability under any of our credit facilities. We were in compliance with the financial covenants of the credit facilities as of September 30, 2021 and December 31, 2020. For additional details regarding the credit facilities, please refer to Note 8 “Long-term Debt, net” in the unaudited condensed consolidated financial statements included in this report.

In May 2020, we refinanced two of our 13,100 TEU vessels, the Hyundai Honour and the Hyundai Respect, through a sale and leaseback arrangement with a four-year term at the end of which we will reacquire the vessels for a specified purchase price. On April 12, 2021 we entered into a new sale and leaseback arrangement for five of our vessels, CMA CGM Attila, CMA CGM Tancredi, CMA CGM Bianca, CMA CGM Samson and CMA CGM Melisande, with a five-year term at the end of which we will also reacquire these vessels for a specified purchase price. Additionally, on July 1, 2021, the Company acquired finance lease liability related to the Gemini’s vessels Suez Canal and Genoa, which expires in July 2022. As of September 30, 2021, we had a total of $242.9 million of outstanding leasing obligations. See Note 4 “Fixed Assets, net” to our unaudited condensed consolidated financial statements included in this report.

Senior Notes

On February 11, 2021, we consummated an offering of $300 million aggregate principal amount of 8.500% Senior Notes due 2028 of Danaos Corporation, which we refer to as the Senior Notes. The net proceeds from the offering were initially placed into an escrow account, with Citibank, N.A., as escrow agent, and subsequently released in April 2021 for use in connection with the 2021 Debt Refinancing.

The Senior Notes were issued pursuant to an Indenture, dated as of February 11, 2021, between the Company and Citibank, N.A., London Branch, as trustee, paying agent, registrar and transfer agent. The Senior Notes bear interest at a rate of 8.500% per year, payable in cash on March 1 and September 1 of each year, commencing September 1, 2021. The Senior Notes will mature on March 1, 2028. The Senior Notes are general senior unsecured obligations of Danaos Corporation.

For additional details regarding the Senior Notes please refer to Note 8, “Long-term Debt, net” in the unaudited condensed consolidated financial statements included elsewhere in this report and “Item 5. Operating and Financial Review and Prospects –Senior Notes” in our Annual Report on Form 20-F for the year ended December 31, 2020 filed with the Securities and Exchange Commission on March 4, 2021.

2021 Debt Refinancing

On April 12, 2021, we consummated our refinancing of a substantial majority of our outstanding senior secured indebtedness, which we refer to as the 2021 Debt Refinancing, and used the proceeds from our new $815 Million Senior Secured Credit Facility with Citibank N.A. and National Westminster Bank plc, entered into on April 1, 2021, our $135 million 2021 Leaseback Agreement with Oriental Fleet International Company Limited, an affiliate of COSCO Shipping Lease Co., Ltd., with respect to five of our vessels, CMA CGM Attila, CMA CGM Tancredi, CMA CGM Bianca, CMA CGM Samson and CMA CGM Melisande, and the net proceeds, which were released from escrow, of the Company’s February 2021 offering of Senior Notes, to refinance all of the outstanding indebtedness under the following senior secured credit facilities: (1) The Royal Bank of Scotland $475.5 million facility, (2) HSH Nordbank-Aegean Baltic Bank-Piraeus Bank $382.5 million facility, (3) Citibank $114 million Facility, (4) Citibank $123.9 million facility, (5) Citibank $120 million facility, (6) Citibank-Eurobank $37.6 million facility, (7) Club Facility $206.2 million, (8) Credit Suisse $171.8 million facility and (9) Sinosure-Cexim-Citibank-ABN Amro $203.4 million facility. The 2021 Debt Refinancing, including the $815 Million Senior Secured Credit Facility and 2021 Leaseback Agreement, were effected on the terms described in additional detail in the Company’s Annual Report on Form 20-F, see Item 5 “Operating and Financial Review and Prospects — 2021 Debt Refinancing” filed with the SEC on March 4, 2021 and Note 8 “Long-term Debt, net” in the unaudited condensed consolidated financial statements included in this report.

These refinanced senior secured credit facilities represented all of our existing credit facilities and other secured financing arrangements other than (1) our Macquarie Bank and SinoPac senior secured credit facilities, which respectively financed and are secured by the five vessels we acquired in 2020, which we refer to as the “2020 Credit Facilities”, and (2) our sale-leaseback arrangement entered into in 2020 for the vessels Hyundai Honour and Hyundai Respect, which we refer to as the 2020 Leaseback Agreement, which remain in place in accordance with their existing terms after the 2021 Debt Refinancing.

In connection with the 2021 Debt Refinancing, the Company’s Amended and Restated Restrictive Covenant Agreement and Amended and Restated Management Agreement were amended and restated to eliminate references to the refinanced credit facilities and provisions related to arrangements with lenders under those credit facilities. In addition, the Stockholders Agreement, dated as of August 10, 2018, among Danaos Corporation and the stockholders bound thereby, and the Registration Rights Agreement, dated as of August 10, 2018, among Danaos Corporation and the stockholders bound thereby, were terminated as of April 30, 2021.

Qualitative and Quantitative Disclosures about Market Risk

Interest Rate Swaps

In the past, we entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to hedge our exposure to fluctuations in prevailing market interest rates, as well as interest rate swap agreements converting the fixed rate we paid in connection with certain of our credit facilities into floating interest rates in order to economically hedge the fair value of the fixed rate credit facilities against fluctuations in prevailing market interest rates. All of these interest rate swap agreements have expired and we do not currently have any outstanding interest rate swap agreements. Refer to Note 9, “Financial Instruments”, to our unaudited condensed consolidated financial statements included in this report.

Foreign Currency Exchange Risk

We did not enter into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions during the nine months ended September 30, 2021 and 2020.

Off-Balance Sheet Arrangements

We do not have any transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

Capitalization and Indebtedness

The table below sets forth our consolidated capitalization as of September 30, 2021.

•	on an actual basis; and

•	on an as adjusted basis to reflect, in the period from October 1, 2021 to November 8, 2021, the scheduled debt repayments under the new $815 Million Senior Secured Credit Facility amounting to $20.4 million, $5.5 million related to our leasing obligations and $0.5 million related to the SinoPac credit facility.

Other than these adjustments, there have been no other material changes to our capitalization from debt or equity issuances, re-capitalizations, special dividends, or debt repayments as adjusted in the table below between October 1, 2021 and November 8, 2021.

	As of September 30, 2021
	Actual	As adjusted

	(US Dollars in thousands)
Debt:
Senior Secured Credit Facilities	$876,325	$855,450
Leaseback Obligations	242,893	237,386
Senior Notes due 2028	300,000	300,000
Total debt (1) (2)	$1,419,218	$1,392,836
Stockholders’ equity:
Preferred stock, par value $0.01 per share; 100,000,000 preferred shares authorized and none issued; actual and as adjusted	-	-
Common stock, par value $0.01 per share; 750,000,000 shares authorized; 24,935,951 shares issued and 20,596,680 shares outstanding; actual and as adjusted (3)	206	206
Additional paid-in capital (3)	761,450	761,450
Accumulated other comprehensive loss	(71,852)	(71,852)
Retained earnings (4)	1,232,896	1,232,896
Total stockholders’ equity	1,922,700	1,922,700
Total capitalization	$3,341,918	$3,315,536

(1)	Long-term debt excludes accumulated accrued interest of $31.8 million and due to related party payable of $86.7 million outstanding as of September 30, 2021. The amount of $86.7 million was fully paid by November 1, 2021. All of the indebtedness reflected in the table is secured and is guaranteed by Danaos Corporation, in the case of indebtedness of our subsidiaries ($81.7 million on an actual basis) and leasing obligations of our subsidiaries ($242.9 million on an actual basis), or by our subsidiaries, in the case of indebtedness of Danaos Corporation ($794.6 million on an actual basis) and Senior Notes due 2028 ($300.0 million on an actual basis). See Note 3 “Acquisition of Gemini Shipholdings Corporation”, Note 4 “Fixed Assets, net” and Note 8 “Long-Term Debt, net” to our unaudited condensed consolidated financial statements included elsewhere in this report.

(2)	Total debt is presented gross of the fair value adjustment and deferred finance costs, which amount to $10.8 million and $35.1 million, respectively.

(3)	Actual and as adjusted issued and outstanding common stock include 242,827 shares of restricted stock, which are scheduled to vest on December 31, 2021 and December 31, 2022, subject to satisfaction of the vesting terms.

(4)	Does not reflect dividend of $0.50 per share of common stock declared by the Company payable on December 2, 2021 to holders of record as of November 19, 2021.

Our Fleet

The following table describes in detail our fleet deployment profile as of November 5, 2021:

							Extension Options (4)
Vessel Name	Year Built	Size (TEU)	Expiration of Charter (1)	Charterer	Contracted Employment through (2)	Charter Rate (3)	Period	Charter Rate
Hyundai Ambition	2012	13,100	June 2024	HMM	June 2024	$64,918	+ 3 years	$60,418
Hyundai Speed	2012	13,100	June 2024	HMM	June 2024	$64,918	+ 3 years	$60,418
Hyundai Smart	2012	13,100	May 2024	HMM	May 2024	$64,918	+ 3 years	$60,418
Hyundai Respect (5)	2012	13,100	March 2024	HMM	March 2024	$64,918	+ 3 years	$60,418
Hyundai Honour (5)	2012	13,100	February 2024	HMM	February 2024	$64,918	+ 3 years	$60,418
Express Rome	2011	10,100	February 2022	Hapag Lloyd	February 2022	$28,000	+ 3 months	$28,000
							+ 10 up to 14 months	$29,000
							+ 10 up to 14 months	$30,000
Express Berlin	2011	10,100	April 2022	Yang Ming	April 2022	$27,750	+ 4 months	$27,750
							+ 10.5 to 13.5 months	$27,750
Express Athens	2011	10,100	February 2022	Hapag Lloyd	February 2022	$28,000	+ 3 months	$28,000
							+ 10 up to 14 months	$29,000
							+ 10 up to 14 months	$30,000
Le Havre	2006	9,580	April 2023	MSC	April 2023	$23,000	+ 4 months	$23,000
Pusan C	2006	9,580	March 2023	MSC	March 2023	$23,000	+ 4 months	$23,000
Bremen	2009	9,012	December 2022	MSC	December 2022	$23,000	+ 2 months	$23,000
C Hamburg	2009	9,012	January 2023	MSC	January 2023	$23,000	+ 2 months	$23,000
Niledutch Lion	2008	8,626	May 2026	Niledutch	May 2022	$28,000
					May 2026	$47,500	+ 4 months	$47,500
Belita (8)	2006	8,533	July 2026	CMA CGM	February 2022	$25,000
					July 2026	$45,000	+ 6 months	$45,000
Charleston	2005	8,533	February 2026	RCL	February 2022	$30,000
				PIL	February 2026	$47,500	+ 4 months	$47,500
CMA CGM Melisande (5)	2012	8,530	May 2024	CMA CGM	November 2023	$43,000	+ 6 months	$43,000
					May 2024 / November 2024	at market (6)	+ 6 months	at market (6)
CMA CGM Attila (5)	2011	8,530	October 2023	CMA CGM	April 2023	$43,000	+ 6 months	$43,000
					October 2023 / April 2024	at market (6)	+ 6 months	at market (6)
CMA CGM Tancredi (5)	2011	8,530	November 2023	CMA CGM	May 2023	$43,000	+ 6 months	$43,000
					November 2023 / May 2024	at market (6)	+ 6 months	at market (6)
CMA CGM Bianca (5)	2011	8,530	January 2024	CMA CGM	July 2023	$43,000	+ 6 months	$43,000
					January 2024 / July 2024	at market (6)	+ 6 months	at market (6)
CMA CGM Samson (5)	2011	8,530	March 2024	CMA CGM	September 2023	$43,000	+ 6 months	$43,000
					March 2024 / September 2024	at market (6)	+ 6 months	at market (6)
America	2004	8,468	February 2023	MSC	February 2023	$22,000	+ 4 months	$22,000
Europe	2004	8,468	March 2023	MSC	March 2023	$22,000	+ 4 months	$22,000
Phoebe	2005	8,463	August 2026	ONE	August 2022	$24,000
				PIL	August 2023	$60,000
					August 2025	$55,000
					August 2026	$50,000	+ 4 months	$55,000
CMA CGM Moliere	2009	6,500	April 2022	CMA CGM	April 2022	$110,000	+ 6 months	$110,000
CMA CGM Musset	2010	6,500	August 2022	CMA CGM	February 2022	$34,350	+ 2 months	$34,350
					August 2022 / October 2022	at market (6)	+ 6 months	at market (6)
CMA CGM Nerval	2010	6,500	October 2022	CMA CGM	April 2022	$34,350	+ 2 months	$34,350
					October 2022 / December 2022	at market (6)	+ 6 months	at market (6)
CMA CGM Rabelais	2010	6,500	December 2022	CMA CGM	June 2022	$34,350	+ 2 months	$34,350
					December 2022 / February 2023	at market (6)	+ 6 months	at market (6)
CMA CGM Racine	2010	6,500	January 2023	CMA CGM	July 2022	$34,350	+ 2 months	$34,350
					January 2023 / March 2023	at market (6)	+ 6 months	at market (6)
YM Mandate	2010	6,500	January 2028	Yang Ming	January 2028	$26,890 (7)	+ 8 months	$26,890 (7)
YM Maturity	2010	6,500	April 2028	Yang Ming	April 2028	$26,890 (7)	+ 8 months	$26,890 (7)
Leo C (8)	2002	6,422	August 2022	MSC	August 2022	$18,000	+ 4 months	$18,000
Catherine C (8)	2001	6,422	January 2023	MSC	January 2023	$18,000	+ 4 months	$18,000
Dimitra C	2002	6,402	January 2023	Hapag Lloyd	January 2023	$20,000	+ 3 months	$20,000
							+ 12 months	$21,500
Zim Savannah	2002	6,402	May 2024	ZIM	May 2024	$36,000	+ 6 months	$36,000
Genoa (5) (8)	2002	5,544	November 2024	Sealead	November 2021	$21,000
				PIL	November 2024	$39,999	+ 4 months	$39,999
							+ 10 up to 14 months	$27,500
							+ 10 up to 12 months	$24,000

							Extension Options (4)
Vessel Name	Year Built	Size (TEU)	Expiration of Charter (1)	Charterer	Contracted Employment through (2)	Charter Rate (3)	Period	Charter Rate
Suez Canal (5) (8)	2002	5,610	March 2023	TS Lines	March 2023	$30,000	+ 4 months	$30,000
Wide Alpha (9)	2014	5,466	March 2024	ONE	March 2024	$18,500	+ 3 months	$18,500
Wide Bravo (9)	2014	5,466	March 2022	Maersk	March 2022	$19,500	+ 3 months	$19,500
Maersk Euphrates (9)	2014	5,466	April 2024	Maersk	April 2024	$17,500	+ 4 months	$17,500
Wide Hotel (9)	2015	5,466	May 2024	ONE	May 2024	$18,500	+ 3 months	$18,500
Wide India (9)	2015	5,466	July 2022	Maersk	July 2022	$19,500	+ 3 months	$19,500
Wide Juliet (9)	2015	5,466	June 2023	ONE	June 2023	$19,950	+ 3 months	$19,950
Rio Grande	2008	4,253	November 2024	KMTC	February 2022	$24,500
				OOCL	January 2023	$68,000
					December 2023	$50,000
					November 2024	$17,000	+ 2 months	$45,000
ZIM Sao Paolo	2008	4,253	February 2023	ZIM	February 2023	$21,150	+ 4 months	$21,150
							+ 13 months	$25,000
ZIM Kingston	2008	4,253	April 2023	ZIM	April 2023	$25,500	+ 4 months	$25,500
ZIM Monaco	2009	4,253	July 2022	ZIM	July 2022	$20,000	+ 2 months	$20,000
							+ 5 months	$22,000
Dalian	2009	4,253	November 2022	KMTC	November 2022	$30,750	+ 4 months	$30,750
ZIM Luanda	2009	4,253	August 2025	ZIM	August 2025	$30,000	+ 4 months	$30,000
Seattle C	2007	4,253	October 2024	CMA CGM	December 2021	$25,000
				OOCL	December 2022	$68,000
					November 2023	$50,000
					October 2024	$17,000	+ 2 months	$45,000
Vancouver	2007	4,253	November 2024	OOCL	January 2022	$23,500
					January 2023	$68,000
					December 2023	$50,000
					November 2024	$17,000	+ 2 months	$45,000
Derby D	2004	4,253	January 2027	CMA CGM	March 2022	$25,000
					January 2027	$36,275	+ 3 months	$36,275
Tongala	2004	4,253	January 2023	ZIM	January 2023	$30,750	+ 4 months	$30,750
Dimitris C	2001	3,430	November 2025	CMA CGM	March 2022	$21,500
					November 2025	$40,000	+ 4 months	$40,000
Express Argentina	2010	3,400	May 2023	Maersk	May 2023	$26,500	+ 4 months	$26,500
Express Brazil	2010	3,400	June 2025	CMA CGM	December 2021	$15,750
					June 2025	$37,750	+ 2 months	$37,750
Express France	2010	3,400	September 2025	CMA CGM	January 2022	$15,750
					September 2025	$37,750	+ 2 months	$37,750
Express Spain	2011	3,400	January 2025	Cosco	March 2022	$20,400
					January 2025	$40,000	+ 2 months	$40,000
Express Black Sea	2011	3,400	January 2025	Cosco	March 2022	$21,150
					January 2025	$40,000	+ 2 months	$40,000
Singapore	2004	3,314	May 2024	SM Lines	December 2021	$17,100
				OOCL	November 2022	$44,000
					November 2023	$38,450
					May 2024	$21,000	+ 6 months	$37,000
Colombo	2004	3,314	January 2025	Cosco	March 2022	$20,400
					January 2025	$40,000	+ 2 months	$40,000
Zebra	2001	2,602	November 2024	Evergreen	November 2021	$15,000
				Maersk	November 2024	$32,000	+ 4 months	$32,000
Artotina	2001	2,524	February 2022	SITC	February 2022	$20,000	+ 2 months	$20,000
Amalia C	1998	2,452	January 2023	OOCL	January 2023	$24,000	+ 2 months	$24,000
Vladivostok	1997	2,200	March 2025	Maersk	April 2022	$14,000
					March 2025	$28,000	+ 6 months	$28,000
Stride	1997	2,200	January 2025	Evergreen	March 2022	$14,500
				Cosco	January 2025	$26,250	+ 2 months	$26,250
Sprinter	1997	2,200	November 2024	Evergreen	January 2022	$14,000
				Cosco	November 2024	$26,250	+ 2 months	$26,250
Future	1997	2,200	November 2024	Evergreen	January 2022	$14,000
				Cosco	November 2024	$26,250	+ 2 months	$26,250
Advance	1997	2,200	December 2024	Evergreen	February 2022	$14,500
				Cosco	December 2024	$26,250	+ 2 months	$26,250
Bridge	1998	2,200	December 2024	Samudera	June 2022	$15,000
					December 2024	$23,000	+ 6 months	$23,000
Highway	1998	2,200	August 2022	Cosco	August 2022	$17,000	+ 4 months	$17,000
Progress C	1998	2,200	November 2024	Evergreen	January 2022	$14,000
				Cosco	November 2024	$26,250	+ 2 months	$26,250

1.	Earliest date charters could expire. Most charters include options for the charterers to extend their terms as described in the “Extension Options” column.
2.	This column indicates the date through which the charter rate set forth in the column to the immediate right of such date is payable. For charters with the same charter rate throughout the fixed term of the charter, this date is the same as the charter expiration date set forth in the “Expiration of Charter” column.
3.	Gross charter rate, which does not include charter commissions.
4.	At the option of the charterer.
5.	A subsidiary of Danaos Corporation holds a leasehold bareboat charter interest in such vessel, pursuant to which such subsidiary will acquire all rights to such vessel at the end of such lease.
6.	Daily charter rate for the contracted period of minimum 6 months – maximum 12 months will be the prevailing market rate at that time for such period.
7.	Bareboat charter rate.
8.	Vessels previously owned by Gemini Shipholdings Corporation, in which Danaos Corporation held a 49% equity interest through the end of the second quarter of 2021. On July 1, 2021, Danaos Corporation exercised its option to acquire the remaining 51% equity interests in Gemini Shipholdings Corporation and now holds 100%.
9.	Danaos Corporation entered into an agreement on July 7, 2021, to purchase these vessels. We took delivery of: (i) ‘Maersk Euphrates’ on August 25, 2021, (ii) ‘Wide India’ on September 20, 2021, (iii) ‘Wide Bravo’ on September 23, 2021, (iv) ‘Wide Juliet’ on September 27, 2021, (v) ‘Wide Alpha’ on September 28, 2021, and (vi) ‘Wide Hotel’ on October 6, 2021.

Forward Looking Statements

Matters discussed in this report may constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning our operations, cash flows, financial position, including with respect to vessel and other asset values, plans, objectives, goals, strategies, future events, performance or business prospects, changes and trends in our business and the markets in which we operate, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions. Although Danaos Corporation believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Danaos Corporation cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, including effects on global economic activity, demand for seaborne transportation of containerized cargo, the ability and willingness of charterers to fulfill their obligations to us, charter rates for containerships, shipyards performing scrubber installations, drydocking and repairs, changing vessel crews and availability of financing; Danaos’ ability to achieve the expected benefits of the 2021 Debt Refinancing and comply with the terms of its new credit facilities and other financing agreements entered into in connection with the 2021 Debt Refinancing, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by us with the U.S. Securities and Exchange Commission.

DANAOS CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)

(Expressed in thousands of United States Dollars, except share and per share amounts)

		As of
		September 30,	December 31,
	Notes	2021	2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$93,208	$65,663
Restricted cash		349	-
Accounts receivable, net		7,025	7,556
Inventories		12,037	9,619
Prepaid expenses		1,046	855
Due from related parties	14	23,562	20,426
Other current assets	6	436,705	14,329
Total current assets		573,932	118,448
NON-CURRENT ASSETS
Fixed assets at cost, net of accumulated depreciation of $1,023,335 (2020: $941,960)	4	2,837,905	2,479,937
Right-of-use assets, net of accumulated amortization of $1,534		80,984	-
Deferred charges, net	5	11,327	17,339
Investments in affiliates	3	-	15,273
Other non-current assets	6	74,457	83,383
Total non-current assets		3,004,673	2,595,932
Total assets		$3,578,605	$2,714,380
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable		$15,165	$10,613
Accrued liabilities	7	12,928	10,960
Current portion of long-term debt, net	8	96,300	155,662
Current portion of long-term leaseback obligation, net	4	85,502	24,515
Due to related parties	3,14	86,700	-
Accumulated accrued interest, current portion		5,661	18,036
Unearned revenue	3,4	78,310	19,476
Other current liabilities		11,197	423
Total current liabilities		391,763	239,685
LONG-TERM LIABILITIES
Long-term debt, net	8	1,038,770	1,187,345
Long-term leaseback obligation, net of current portion	4	152,661	95,585
Accumulated accrued interest, net of current portion		26,111	136,433
Unearned revenue, net of current portion	3,4	42,085	19,574
Other long-term liabilities		4,515	181
Total long-term liabilities		1,264,142	1,439,118
Total liabilities		1,655,905	1,678,803
Commitments and Contingencies	10	-	-
STOCKHOLDERS’ EQUITY
Preferred stock (par value $0.01, 100,000,000 preferred shares authorized and not issued as of September 30, 2021 and December 31, 2020)	11	-	-
Common stock (par value $0.01, 750,000,000 common shares authorized as of September 30, 2021 and December 31, 2020. 24,935,951 and 24,788,598 shares issued as of September 30, 2021 and December 31, 2020; and 20,596,680 and 20,449,327 shares outstanding as of September 30, 2021 and December 31, 2020)	11	206	204
Additional paid-in capital		761,450	755,390
Accumulated other comprehensive loss	6,9	(71,852)	(86,669)
Retained earnings		1,232,896	366,652
Total stockholders’ equity		1,922,700	1,035,577
Total liabilities and stockholders’ equity		$3,578,605	$2,714,380

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (unaudited)

(Expressed in thousands of United States Dollars, except share and per share amounts)

		Three months ended		Nine months ended
		September 30,		September 30,
	Notes	2021	2020	2021	2020
OPERATING REVENUES	12	$195,915	$118,932	$474,467	$341,952

OPERATING EXPENSES
Voyage expenses	14	(8,055)	(3,552)	(17,249)	(10,887)
Vessel operating expenses		(34,674)	(27,662)	(98,692)	(82,232)
Depreciation		(31,011)	(25,765)	(82,909)	(75,604)
Amortization of deferred drydocking and special survey costs	5	(2,573)	(3,174)	(7,627)	(8,425)
General and administrative expenses	14	(7,342)	(6,048)	(25,367)	(17,901)
Income From Operations		112,260	52,731	242,623	146,903

OTHER INCOME (EXPENSES):
Interest income		152	1,650	11,661	4,952
Interest expense		(18,093)	(11,907)	(51,408)	(41,865)
Gain on investments	6	59,519	-	503,684	-
Equity income on investments	3	64,063	1,464	68,028	4,729
Gain on debt extinguishment	8	-	-	111,616	-
Other finance expenses		(99)	(330)	(1,133)	(1,990)
Other income, net	10	338	91	4,482	361
Loss on derivatives	9	(913)	(913)	(2,709)	(2,719)
Total Other Income/(Expenses), net		104,967	(9,945)	644,221	(36,532)

Net Income		$217,227	$42,786	$886,844	$110,371

EARNINGS PER SHARE
Basic earnings per share		$10.67	$1.74	$43.61	$4.49
Diluted earnings per share		$10.55	$1.73	$43.11	$4.45
Basic weighted average number of common shares (in thousands)	13	20,354	24,573	20,334	24,573
Diluted weighted average number of common shares (in thousands)	13	20,598	24,789	20,571	24,789

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (unaudited)

(Expressed in thousands of United States Dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Notes	2021	2020	2021	2020
Net income for the period		$217,227	$42,786	$886,844	$110,371
Other comprehensive income/(loss):
Unrealized gain on available for sale securities	6	1,086	5,900	20,803	4,035
Reclassification to interest income	6	-	-	(8,695)	-
Amortization of deferred realized losses on cash flow hedges	9	913	913	2,709	2,719
Total Other Comprehensive Income		1,999	6,813	14,817	6,754
Comprehensive Income		$219,226	$49,599	$901,661	$117,125

The accompanying notes are an integral part of these condensed consolidated financial statements

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (unaudited)

(Expressed in thousands of United States Dollars)

	Common Stock
	Number of shares	Par value	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total
As of December 31, 2019	24,789	$248	$785,274	$(116,934)	$213,102	$881,690
Net Income	—	—	—	—	29,089	29,089
Stock compensation	—	—	298	—	—	298
Net movement in other comprehensive income	—	—	—	(7,429)	—	(7,429)
As of March 31, 2020	24,789	$248	$785,572	$(124,363)	$242,191	$903,648
Net Income	—	—	—	—	38,496	38,496
Stock compensation	—	—	298	—	—	298
Net movement in other comprehensive income	—	—	—	7,370	—	7,370
As of June 30, 2020	24,789	$248	$785,870	$(116,993)	$280,687	$949,812
Net Income	—	—	—	—	42,786	42,786
Stock compensation	—	—	301	—	—	301
Net movement in other comprehensive income	—	—	—	6,813	—	6,813
As of September 30, 2020	24,789	$248	$786,171	$(110,180)	$323,473	$999,712

	Common Stock
	Number of shares	Par value	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total
As of December 31, 2020	20,449	$204	$755,390	$(86,669)	$366,652	$1,035,577
Net Income	—	—	—	—	296,780	296,780
Stock compensation	150	2	4,907	—	—	4,909
Net movement in other comprehensive income	—	—	—	20,480	—	20,480
As of March 31, 2021	20,599	$206	$760,297	$(66,189)	$663,432	$1,357,746
Net Income	—	—	—	—	372,837	372,837
Dividends	—	—	—	—	(10,300)	(10,300)
Stock compensation	—	—	570	—	—	570
Issuance of common stock	—	—	2	—	—	2
Net movement in other comprehensive income	—	—	—	(7,662)	—	(7,662)
As of June 30, 2021	20,599	$206	$760,869	(73,851)	$1,025,969	$1,713,193
Net Income	—	—	—	—	217,227	217,227
Dividends	—	—	—	—	(10,300)	(10,300)
Stock compensation	(2)	—	576	—	—	576
Issuance of common stock	—	—	5	—	—	5
Net movement in other comprehensive income	—	—	—	1,999	—	1,999
As of September 30, 2021	20,597	$206	$761,450	$(71,852)	$1,232,896	$1,922,700

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(Expressed in thousands of United States Dollars)

	Nine months ended
	September 30,
	2021	2020
Cash Flows from Operating Activities
Net income	$886,844	$110,371
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	82,909	75,604
Amortization of deferred drydocking and special survey costs	7,627	8,425
Amortization of assumed time charters	(9,318)	-
Amortization of finance costs	8,961	8,545
Exit fee accrued on debt	149	392
Debt discount amortization	3,469	4,300
PIK interest	726	2,236
Gain on investments	(491,404)	-
Equity income on investments	(68,028)	(4,729)
Gain on debt extinguishment	(111,616)	-
Payments for drydocking and special survey costs deferred	(1,615)	(13,397)
Amortization of deferred realized losses on interest rate swaps	2,709	2,719
Stock based compensation	6,055	897
(Increase)/Decrease in
Accounts receivable	879	(3,701)
Inventories	(1,526)	(527)
Prepaid expenses	(110)	(195)
Due from related parties	(2,275)	(339)
Other assets, current and non-current	(17,182)	3,403
Increase/(Decrease) in
Accounts payable	2,894	497
Accrued liabilities	1,397	117
Unearned revenue, current and long-term	(5,089)	(8,270)
Other liabilities, current and long-term	(316)	(316)
Net Cash provided by Operating Activities	296,140	186,032

Cash Flows from Investing Activities
Vessels additions and advances	(264,078)	(106,149)
Cash and restricted cash acquired from Gemini	14,388	-
Investments	145,877	(75)
Net Cash used in Investing Activities	(103,813)	(106,224)

Cash Flows from Financing Activities
Proceeds from long-term debt	1,105,311	36,700
Payments of long-term debt	(1,319,425)	(99,749)
Proceeds from sale-leaseback of vessels	135,000	139,080
Payments of leaseback obligation	(37,377)	(147,942)
Dividends paid	(20,593)	-
Payments of accumulated accrued interest	(8,890)	(20,786)
Finance costs	(18,459)	(19,913)
Net Cash used in Financing Activities	(164,433)	(112,610)

Net Increase/(Decrease) in cash, cash equivalents and restricted cash	27,894	(32,802)
Cash, cash equivalents and restricted cash at beginning of period	65,663	139,170
Cash, cash equivalents and restricted cash at end of period	$93,557	$106,368

Non-cash investing activity - Due to related parties (Note 3)	$86,700	-

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1	Basis of Presentation and General Information

The accompanying condensed consolidated financial statements (unaudited) have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The reporting and functional currency of the Company is the United States Dollar.

Danaos Corporation (“Danaos” or “Company”), formerly Danaos Holdings Limited, was formed on December 7, 1998 under the laws of Liberia and is presently the sole owner of all outstanding shares of the companies listed below. Danaos Holdings Limited was redomiciled in the Marshall Islands on October 7, 2005. In connection with the redomiciliation, the Company changed its name to Danaos Corporation. On October 14, 2005, the Company filed and the Marshall Islands accepted Amended and Restated Articles of Incorporation. The authorized capital stock of Danaos Corporation is 750,000,000 shares of common stock with a par value of $0.01 and 100,000,000 shares of preferred stock with a par value of $0.01. Refer to Note 11, “Stockholders’ Equity”. The Company’s principal business is the acquisition and operation of vessels. Danaos conducts its operations through the vessel owning companies whose principal activity is the ownership and operation of containerships that are under the exclusive management of a related party of the Company.

In the opinion of management, the accompanying condensed consolidated financial statements (unaudited) of Danaos and subsidiaries contain all adjustments necessary to state fairly, in all material respects, the Company’s condensed consolidated financial position as of September 30, 2021, the condensed consolidated results of operations for the three and nine months ended September 30, 2021 and 2020 and the condensed consolidated cash flows for the nine months ended September 30, 2021 and 2020. All such adjustments are deemed to be of a normal, recurring nature. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Danaos’ Annual Report on Form 20-F for the year ended December 31, 2020. The results of operations for the three and nine months ended September 30, 2021, are not necessarily indicative of the results to be expected for the full year. The year-end condensed consolidated balance sheet data was derived from annual financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

The accompanying condensed consolidated financial statements (unaudited) represent the consolidation of the accounts of the Company and its wholly owned subsidiaries. The subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. Inter-company transaction balances and unrealized gains on transactions between the companies are eliminated.

The Company also consolidates entities that are determined to be variable interest entities, of which the Company is the primary beneficiary, as defined in the authoritative guidance under U.S. GAAP. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. The condensed consolidated financial statements (unaudited) have been prepared to reflect the consolidation of the companies listed below. The historical balance sheets and results of operations of the companies listed below have been reflected in the condensed consolidated balance sheets and condensed consolidated statements of income, cash flows and stockholders’ equity at and for each period since their respective incorporation dates. The consolidated companies are referred to as “Danaos,” or “the Company.”

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1	Basis of Presentation and General Information (Continued)

As of September 30, 2021, Danaos included the vessel owning companies (the “Danaos Subsidiaries”) listed below. All vessels are container vessels:

Company	Date of Incorporation	Vessel Name	Year Built	TEU(1)
Megacarrier (No. 1) Corp.	September 10, 2007	Hyundai Honour	2012	13,100
Megacarrier (No. 2) Corp.	September 10, 2007	Hyundai Respect	2012	13,100
Megacarrier (No. 3) Corp.	September 10, 2007	Hyundai Smart	2012	13,100
Megacarrier (No. 4) Corp.	September 10, 2007	Hyundai Speed	2012	13,100
Megacarrier (No. 5) Corp.	September 10, 2007	Hyundai Ambition	2012	13,100
CellContainer (No. 6) Corp.	October 31, 2007	Express Berlin	2011	10,100
CellContainer (No. 7) Corp.	October 31, 2007	Express Rome	2011	10,100
CellContainer (No. 8) Corp.	October 31, 2007	Express Athens	2011	10,100
Karlita Shipping Co. Ltd.	February 27, 2003	Pusan C	2006	9,580
Ramona Marine Co. Ltd.	February 27, 2003	Le Havre	2006	9,580
Oceancarrier (No. 2) Corp.	October 15, 2020	Bremen	2009	9,012
Oceancarrier (No. 3) Corp.	October 15, 2020	C Hamburg	2009	9,012
Blackwell Seaways Inc.	January 9, 2020	Niledutch Lion	2008	8,626
Oceancarrier (No. 1) Corp.	February 19, 2020	Charleston	2005	8,533
Springer Shipping Co.	April 29, 2019	Belita	2006	8,533
Teucarrier (No. 5) Corp.	September 17, 2007	CMA CGM Melisande	2012	8,530
Teucarrier (No. 1) Corp.	January 31, 2007	CMA CGM Attila	2011	8,530
Teucarrier (No. 2) Corp.	January 31, 2007	CMA CGM Tancredi	2011	8,530
Teucarrier (No. 3) Corp.	January 31, 2007	CMA CGM Bianca	2011	8,530
Teucarrier (No. 4) Corp.	January 31, 2007	CMA CGM Samson	2011	8,530
Oceanew Shipping Ltd.	January 14, 2002	Europe	2004	8,468
Oceanprize Navigation Ltd.	January 21, 2003	America	2004	8,468
Rewarding International Shipping Inc.	October 1, 2019	Phoebe	2005	8,463
Boxcarrier (No. 2) Corp.	June 27, 2006	CMA CGM Musset	2010	6,500
Boxcarrier (No. 3) Corp.	June 27, 2006	CMA CGM Nerval	2010	6,500
Boxcarrier (No. 4) Corp.	June 27, 2006	CMA CGM Rabelais	2010	6,500
Boxcarrier (No. 5) Corp.	June 27, 2006	CMA CGM Racine	2010	6,500
Boxcarrier (No. 1) Corp.	June 27, 2006	CMA CGM Moliere	2009	6,500
Expresscarrier (No. 1) Corp.	March 5, 2007	YM Mandate	2010	6,500
Expresscarrier (No. 2) Corp.	March 5, 2007	YM Maturity	2010	6,500
Kingsland International Shipping Limited	June 26, 2015	Catherine C	2001	6,422
Leo Shipping and Trading S.A.	October 29, 2015	Leo C	2002	6,422
Actaea Company Limited	October 14, 2014	Zim Savannah (ex Performance)	2002	6,402
Asteria Shipping Company Limited	October 14, 2014	Dimitra C	2002	6,402
Averto Shipping S.A.	June 12, 2015	Suez Canal	2002	5,610
Sinoi Marine Ltd.	June 12, 2015	Genoa	2002	5,544
Oceancarrier (No. 4) Corp.	July 6, 2021	Wide Alpha	2014	5,466
Oceancarrier (No. 5) Corp.	July 6, 2021	Wide Bravo	2014	5,466
Oceancarrier (No. 6) Corp.	July 6, 2021	Maersk Euphrates	2014	5,466
Oceancarrier (No. 7) Corp.	July 6, 2021	Wide Hotel (2)	2015	5,466
Oceancarrier (No. 8) Corp.	July 6, 2021	Wide India	2015	5,466
Oceancarrier (No. 9) Corp.	July 6, 2021	Wide Juliet	2015	5,466
Continent Marine Inc.	March 22, 2006	Zim Monaco	2009	4,253
Medsea Marine Inc.	May 8, 2006	Dalian (ex Zim Dalian)	2009	4,253
Blacksea Marine Inc.	May 8, 2006	Zim Luanda	2009	4,253
Bayview Shipping Inc.	March 22, 2006	Rio Grande	2008	4,253
Channelview Marine Inc.	March 22, 2006	Zim Sao Paolo	2008	4,253
Balticsea Marine Inc.	March 22, 2006	Zim Kingston	2008	4,253
Seacarriers Services Inc.	June 28, 2005	Seattle C	2007	4,253
Seacarriers Lines Inc.	June 28, 2005	Vancouver	2007	4,253
Containers Services Inc.	May 30, 2002	Tongala (ex ANL Tongala)	2004	4,253
Containers Lines Inc.	May 30, 2002	Derby D	2004	4,253

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1	Basis of Presentation and General Information (Continued)

Company	Date of Incorporation	Vessel Name	Year Built	TEU(1)
Boulevard Shiptrade S.A	September 12, 2013	Dimitris C	2001	3,430
CellContainer (No. 4) Corp.	March 23, 2007	Express Spain	2011	3,400
CellContainer (No. 5) Corp.	March 23, 2007	Express Black Sea	2011	3,400
CellContainer (No. 1) Corp.	March 23, 2007	Express Argentina	2010	3,400
CellContainer (No. 2) Corp.	March 23, 2007	Express Brazil	2010	3,400
CellContainer (No. 3) Corp.	March 23, 2007	Express France	2010	3,400
Wellington Marine Inc.	January 27, 2005	Singapore	2004	3,314
Auckland Marine Inc.	January 27, 2005	Colombo	2004	3,314
Vilos Navigation Company Ltd.	May 30, 2013	Zebra	2001	2,602
Trindade Maritime Company	April 10, 2013	Amalia C	1998	2,452
Sarond Shipping Inc.	January 18, 2013	Artotina (ex Danae C)	2001	2,524
Speedcarrier (No. 7) Corp.	December 6, 2007	Highway	1998	2,200
Speedcarrier (No. 6) Corp.	December 6, 2007	Progress C	1998	2,200
Speedcarrier (No. 8) Corp.	December 6, 2007	Bridge	1998	2,200
Speedcarrier (No. 1) Corp.	June 28, 2007	Vladivostok	1997	2,200
Speedcarrier (No. 2) Corp.	June 28, 2007	Advance	1997	2,200
Speedcarrier (No. 3) Corp.	June 28, 2007	Stride	1997	2,200
Speedcarrier (No. 5) Corp.	June 28, 2007	Future	1997	2,200
Speedcarrier (No. 4) Corp.	June 28, 2007	Sprinter	1997	2,200

(1)	Twenty-feet equivalent unit, the international standard measure for containers and containership capacity.

(2)	Vessel delivered to the Company on October 6, 2021

Impact of COVID-19 on the Company’s Business

The spread of the COVID-19 virus, which has been declared a pandemic by the World Health Organization, in 2020 has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets, the severity and duration of which remains uncertain.

The impact of the COVID-19 pandemic continues to unfold and may continue to have negative effect on the Company’s business, financial performance and the results of its operations, including due to decreased demand for global seaborne container trade and containership charter rates, mainly experienced in the first half of 2020. The extent of the impact will depend largely on future developments. As a result, many of the Company’s estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods.

The Company has evaluated the impact of current economic situation on the recoverability of the carrying amount of its vessels. The Company did not identify any impairment triggers related to its vessels in the nine months ended September 30, 2021.

2	Significant Accounting Policies

For a detailed discussion about the Company’s significant accounting policies, see Note 2 “Significant Accounting Policies” in the Company’s consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2020 filed with the Securities and Exchange Commission on March 4, 2021. During the nine months ended September 30, 2021, there were no other significant changes made to the Company’s significant accounting policies.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3	Acquisition of Gemini Shipholdings Corporation

Prior to July 1, 2021 the Company owned 49% of Gemini Shipholdings Corporation’s (“Gemini”) issued and outstanding share capital and accounted for its financial results under the equity method of accounting. On July 1, 2021, the Company exercised its option to acquire the remaining 51% equity interest in Gemini from Virage International Ltd. for $86.7 million. This amount remains unpaid and is presented under “Due to related parties” as of September 30, 2021 and was fully paid by November 1, 2021. Substantially all of the fair value of the gross assets acquired is concentrated in adjusted vessels value, and the Company therefore accounted for the acquisition of the five vessels of Gemini as an asset acquisition. The Company’s previously held equity interest in Gemini was remeasured to its fair value on July 1, 2021, the date the controlling interest was acquired and the resulting gain of $64.1 million was recognized in “Equity income on investments” in the condensed consolidated statements of income.

As of July 1, 2021, the Company fully consolidated the following vessel owning subsidiaries of Gemini:

Company	Vessel Name	Year Built	TEU
Averto Shipping S.A.	Suez Canal	2002	5,610
Sinoi Marine Ltd.	Genoa	2002	5,544
Kingsland International Shipping Limited	Catherine C	2001	6,422
Leo Shipping and Trading S.A.	Leo C	2002	6,422
Springer Shipping Co.	Belita	2006	8,533

The following table summarized the consideration exchanged and the fair value of assets acquired and liabilities assumed on July 1, 2021 (in thousands):

Purchase price:
Purchase price (51%)	$86,700
Fair value of previously held interest (49%)	83,300
Total purchase price	$170,000
Fair value of assets and liabilities acquired:
Vessels	154,500
Right-of-use assets	82,500
Cash, cash equivalents and restricted cash	14,388
Current assets	2,534
Unfavorable lease terms	(36,001)
Long-term debt (including current portion)	(23,125)
Obligations under finance lease	(21,880)
Current liabilities	(2,916)
Fair value of net assets acquired	$170,000

A condensed summary of the income statement of Gemini presented on a 100% basis is as follows for the period that the entity was accounted for under the equity method of accounting (in thousands):

	Six months ended	Six months ended
	June 30, 2021	June 30, 2020
Net operating revenues	$17,984	$16,441
Net income	$8,091	$6,664

3	Acquisition of Gemini Shipholdings Corporation (Continued)

The aggregate fair value of the acquired intangible unfavorable lease terms was estimated at $36.0 million as determined at the acquisition date and is amortized under the straight line method over their estimated remaining charter duration. The weighted average remaining charter duration is 1.4 years at inception. The amortization of these unfavorable charters amounted to $8.1 million for the period ended September 30, 2021 and is presented under “Operating revenues” in the condensed consolidated statements of income. The aggregate future amortization of the unfavorable charters as of September 30, 2021 is as follows (in thousands):

Amortization by 12-months period ended:
September 30, 2022	$22,413
September 30, 2023	5,492
Total	27,905
Less: Current portion	(22,413)
Total non-current portion	$5,492

The amount of $22.4 million is presented under current “Unearned revenue” and $5.5 million under “Unearned revenue, net of current portion” in the condensed consolidated balance sheet as of September 30, 2021.

4	Fixed assets, net

On July 7, 2021, the Company entered into an agreement to acquire six 5,466 TEU sister vessels (built in 2014 through 2015) together with their existing charter agreements for an aggregate gross purchase price amounting to $260.0 million, which was fully paid by September 30, 2021. The vessels Wide Alpha, Wide Bravo, Maersk Euphrates, Wide India and Wide Juliet were delivered to the Company before September 30, 2021. The vessel Wide Hotel was delivered on October 6, 2021 and the advances paid related to this vessel amounting to $38.3 million are presented under “Other non-current assets” in the condensed consolidated balance sheet as of September 30, 2021. The aggregate fair value of the acquired intangible unfavorable lease terms was estimated at $59.3 million for the five vessels delivered by September 30, 2021 and is amortized under the straight line method over their estimated remaining charter duration. The fair value of the acquired intangible unfavorable lease term related to the vessel Wide Hotel amounting to $14.8 million was recognized on its delivery date of October 6, 2021. The weighted average remaining charter duration is 2.0 years at inception. The amortization of these unfavorable charters amounted to $1.2 million for the period ended September 30, 2021 and is presented under “Operating revenues” in the condensed consolidated statements of income. The aggregate future amortization of the unfavorable charters as of September 30, 2021 is as follows (in thousands):

Amortization by 12-months period ended:
September 30, 2022	$35,356
September 30, 2023	16,940
September 30, 2024	5,749
Total	58,045
Less: Current portion	(35,356)
Total non-current portion	$22,689

The amount of $35.4 million is presented under current “Unearned revenue” and $22.7 million under “Unearned revenue, net of current portion” in the condensed consolidated balance sheet as of September 30, 2021.

4	Fixed assets, net (Continued)

The residual value (estimated scrap value at the end of the vessels’ useful lives) of the fleet was estimated at $498.4 million and $428.2 million as of September 30, 2021 and as of December 31, 2020, respectively. The Company has calculated the residual value of the vessels taking into consideration the 10 year average and the 5 year average of the scrap prices. The Company has applied uniformly the scrap value of $300 per ton for all vessels. The Company believes that $300 per ton is a reasonable estimate of future scrap prices, taking into consideration the cyclicality of the nature of future demand for scrap steel. Although the Company believes that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective, in part, because of the cyclical nature of future demand for scrap steel.

On May 12, 2020, the Company refinanced the existing leaseback obligation related to the vessels Hyundai Honour and Hyundai Respect with a new sale and leaseback arrangement amounting to $139.1 million with a four years term, at the end of which the Company will reacquire these vessels for an aggregate amount of $36.0 million or earlier, at the Company’s option, for a purchase price set forth in the agreement. This arrangement did not qualify for a sale of the vessels and the net proceeds were recognized as a financial leaseback liability.

On April 12, 2021, the Company entered into a sale and leaseback arrangement for the vessels CMA CGM Melisande, CMA CGM Attila, CMA CGM Tancredi, CMA CGM Bianca and CMA CGM Samson amounting to gross proceeds of $135.0 million with a five year term, at the end of which the Company will reacquire these vessels for an aggregate amount of $31.0 million or earlier, at the Company’s option, for a purchase price set forth in the agreement. This new arrangement did not qualify for a sale of the vessels and the net proceeds were recognized as a financial leaseback liability.

On July 1, 2021, the Company acquired finance lease liability related to the Gemini’s vessels Suez Canal and Genoa, which expires in July 2022 - see also Note 3 “Acquisition of Gemini Shipholdings Corporation”.

Under these lease arrangements, the Company is required to be in compliance with the same financial covenants as required by the Citibank/Natwest $815 million senior secured facility – see Note 8 “Long-Term Debt, net”.

The carrying value of the vessels subject to leasing obligations amounted to $775.4 million as of September 30, 2021.

The scheduled aggregate leasing instalments subsequent to September 30, 2021 are as follows (in thousands):

Instalments due by 12-months period ended:
September 30, 2022	$96,492
September 30, 2023	62,180
September 30, 2024	67,080
September 30, 2025	7,209
Until April 2026	34,594
Total leasing instalments	267,555
Less: Imputed interest	(24,662)
Total leasing obligation	242,893
Less: Deferred finance costs, net	(4,730)
Less: Current leasing obligation	(85,502)
Leasing obligation, net of current portion	$152,661

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5	Deferred Charges, net

Deferred charges, net consisted of the following (in thousands):

Drydocking and Special Survey Costs
As of January 1, 2020	$11,455
Additions	16,916
Amortization	(11,032)
As of December 31, 2020	17,339
Additions	1,615
Amortization	(7,627)
As of September 30, 2021	$11,327

The Company follows the deferral method of accounting for drydocking and special survey costs in accordance with accounting for planned major maintenance activities, whereby actual costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled survey, which is two and a half years. If special survey or drydocking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. Furthermore, when a vessel is drydocked for more than one reporting period, the respective costs are identified and recorded in the period in which they were incurred and not at the conclusion of the drydocking.

6	Other Current and Non-current Assets

Other current and non-current assets consisted of the following (in thousands):

	As of	As of
	September 30, 2021	December 31, 2020
Equity participation ZIM	$415,078	-
Straight-lining of revenue	16,152	$9,454
Other assets	5,475	4,875
Total current assets	$436,705	$14,329

Available for sale securities:
ZIM notes, net	-	$43,559
HMM notes, net	$7,196	19,328
Equity participation ZIM	-	75
Advances for vessels acquisition	38,281	-
Other assets	28,980	20,421
Total non-current assets	$74,457	$83,383

Equity participation in ZIM and interest bearing unsecured ZIM notes with original maturity in 2023, which consisted of $8.8 million Series 1 Notes and $41.1 million of Series 2 Notes, were obtained after the charter restructuring agreements with ZIM in July 2014. Interest bearing senior unsecured HMM notes consisted of $32.8 million Loan Notes 1 with original maturity in July 2024 and $6.2 million Loan Notes 2 maturing in December 2022, which were obtained after the charter restructuring agreements with HMM in July 2016. See Note 7 “Other Non-current Assets” to the consolidated financial statements in the Annual Report on Form 20-F for the year ended December 31, 2020 for further details.

The Company received $2.4 million of mandatory repayment of ZIM Series 1 Notes from excess cash of ZIM in March 2021 and $47.2 million of mandatory repayment of ZIM Series 1 and Series 2 Notes and accrued interest of $6.4 million in June 2021. Additionally, the Company received $19.9 million of mandatory repayment of HMM Loan Notes 1 and accrued interest of $3.0 million in May 2021.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6	Other Current and Non-current Assets (Continued)

On January 27, 2021, ZIM completed its initial public offering and listing on the New York Stock Exchange of its ordinary shares. Following this offering the Company owned 10,186,950 ordinary shares of ZIM. These shares were recorded at a book value of $75 thousands and presented under “Other non-current assets” in the condensed consolidated balance sheet as of December 31, 2020. In June 2021, the Company sold 2,000,000 of ordinary shares of ZIM resulting in net proceeds of $76.4 million. The remaining shareholding interest of 8,186,950 ordinary shares, which were subject to a lockup agreement with the underwriters of the June 2021 stock sale until September 2021, has been fair valued at $415.1 million and presented under “Other current assets” in the condensed consolidated balance sheet as of September 30, 2021, based on the closing price of ZIM ordinary shares on the NYSE on that date. For the nine months ended September 30, 2021, the Company recognized $491.4 million of gain on these shares, of which $415.0 million is unrealized gain related to the ZIM ordinary shares still held on September 30, 2021. Additionally, the Company received dividends on these shares amounting to $12.3 million, net of withholding tax, in September 2021. Both the gain and dividends are reflected under “Gain on investments” in the condensed consolidated statement of income.

Remaining HMM unsecured debt securities are not publicly traded, are infrequently traded over the counter by certain brokers and have no readily determinable market value or credit ratings. The unrealized loss in the prior years was primarily caused by challenging business environment faced by container shipping industry, which affected profitability and liquidity of HMM. The financial results and financial position of HMM have significantly improved in the recent months. The Company collects rentals on the Company’s vessels leased to HMM and the mandatory repayments of the notes on a regular basis, in accordance with the contractual agreements. The contractual terms of HMM debt securities do not permit HMM to settle the debt securities at a price less than the amortized cost basis on the investments. The Company currently does not expect HMM to settle the remaining debt securities at a price less than the amortized cost basis of the investments. The Company does not intend to sell HMM debt securities and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost basis.

The following tables summarizes the unrealized positions for available-for-sale debt securities as of September 30, 2021 and December 31, 2020 (in thousands):

Description of securities	Amortized cost basis	Fair value	Unrealized gain/(loss)
September 30, 2021
HMM Notes 2	$6,679	$7,196	$517
December 31, 2020
ZIM notes	$49,871	$43,559	$(6,312)
HMM notes	24,607	19,328	(5,279)
Total	$74,478	$62,887	$(11,591)

The unrealized gain/(loss), which were recognized in other comprehensive income/(loss), are analyzed as follows as of September 30, 2021 (in thousands):

Unrealized gain/(loss) on available for sale securities
Beginning balance as of January 1, 2021	$(11,591)
Gain on available for sale securities	20,803
Reclassification to interest income	(8,695)
Ending balance as of September 30, 2021	$517

Advances for vessels acquisition amounting to $38.3 million as of September 30, 2021 relate to the vessel Wide Hotel delivered to the Company on October 6, 2021 - see Note 4 “Fixed assets, net”. Other non-current assets mainly include non-current assets related to straight-lining of the Company’s revenue amounting to $29.0 million and $20.0 million as of September 30, 2021 and December 31, 2020, respectively.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7	Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	As of	As of
	September 30, 2021	December 31, 2020
Accrued payroll	$988	$1,008
Accrued interest	5,591	2,137
Accrued dry-docking expenses	-	2,177
Accrued expenses	6,349	5,638
Total	$12,928	$10,960

Accrued expenses mainly consisted of accruals related to the operation of the Company’s fleet as of September 30, 2021 and December 31, 2020.

8	Long-Term Debt, net

Long-term debt, net consisted of the following (in thousands):

Credit Facility	Balance as of September 30, 2021	Balance as of December 31, 2020
Citibank/Natwest $815 mil. Facility	$794,625	-
Senior unsecured notes	300,000	-
Macquarie Bank $58 mil. Facility	48,200	$56,000
SinoPac $13.3 mil. Facility	11,300	12,800
Eurobank $30.0 mil. Facility	22,200	-
Fair value of debt adjustment	(10,835)	(14,304)
The Royal Bank of Scotland $475.5 mil. Facility	-	433,412
HSH Nordbank AG - Aegean Baltic Bank - Piraeus Bank $382.5 mil. Facility	-	351,759
Citibank $114 mil. Facility	-	63,061
Credit Suisse $171.8 mil. Facility	-	101,254
Citibank – Eurobank $37.6 mil. Facility	-	17,669
Club Facility $206.2 mil.	-	124,427
Sinosure Cexim - Citibank - ABN Amro $203.4 mil. Facility	-	20,340
Citibank $123.9 mil. Facility	-	85,280
Citibank $120 mil. Facility	-	93,742
Comprehensive Financing Plan exit fees accrued	-	22,660
Total long-term debt	$1,165,490	$1,368,100
Less: Deferred finance costs, net	(30,420)	(25,093)
Less: Current portion	(96,300)	(155,662)
Total long-term debt net of current portion and deferred finance cost	$1,038,770	$1,187,345

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8	Long-Term Debt, net (Continued)

On April 12, 2021, the Company consummated the refinancing of the 2018 Credit Facilities. The Company utilized the proceeds from the new $815 million facility with Citibank/NatWest, the proceeds from the new $135 million sale and leaseback agreement with Oriental Fleet and the net proceeds from the $300 million Senior Notes, to refinance the existing facilities. The Citibank/Natwest $815 million senior secured credit facility with four-year term is repayable in sixteen quarterly instalments of $20.4 million starting from July 12, 2021 together with a balloon payment of $489.0 million at maturity. The credit facility bears interest at LIBOR plus a margin of 2.50%.

The Company fully repaid Sinosure Cexim – Citibank – ABN Amro facility on March 18, 2021. The vessels CMA CGM Tancredi, CMA CGM Samson and CMA CGM Bianca previously mortgaged by this facility, together with CMA CGM Melisande and CMA CGM Attila, were refinanced through a new $135 million sale and leaseback arrangement with Oriental Fleet International Company Limited on April 12, 2021. Refer to Note 4 “Fixed Assets, net”.

On February 11, 2021, the Company issued in a private placement, $300.0 million aggregate principal amount of senior unsecured notes, which bear interest at a fixed rate of 8.50% per annum and mature on March 1, 2028. At any time on or after March 1, 2024, March 1, 2025 and March 1, 2026 the Company may elect to redeem all or any portion of the notes, respectively, at a price equal to 104.25%, 102.125% and 100%, respectively, of the principal amount being redeemed. Prior to March 1, 2024 the Company may redeem up to 35% of the aggregate principal of the notes from equity offering proceeds at a price equal to 108.50% within 90 days after the equity offering closing. Interest payments on the notes are payable semi-annually commencing on September 1, 2021. $9.0 million of bond issuance costs were deferred over the life of the bond and recognized through the new effective interest method. Net proceeds from the senior unsecured notes amounting to $294.4 million were placed in an escrow account in February 2021 and on April 12, 2021 were used, together with the net proceeds from the $815 million credit facility and the $135 new sale and leaseback arrangement to refinance the Company’s 2018 Credit Facilities.

On July 1, 2021, the Company acquired outstanding principal of a Eurobank facility from Gemini related to the vessels Belita, Leo C and Catherine C. The remaining balance of $23.1 million is payable in thirteen consecutive quarterly instalments and a balloon payment of $13.5 million payable through August 2024 - see also Note 3 “Acquisition of Gemini Shipholdings Corporation”.

As of September 30, 2021, there was no remaining borrowing availability under the Company’s credit facilities. The Company was in compliance with the financial covenants contained in the credit facilities agreements as of September 30, 2021 and December 31, 2020.

As of September 30, 2021, each of the secured credit facilities is collateralized by first preferred mortgages over the vessels financed, general assignment of all hire freights, income and earnings, the assignment of their insurance policies, as well as any proceeds from the sale of mortgaged vessels, stock pledges and benefits from corporate guarantees. As of September 30, 2021, fifty-six of the Company’s vessels having a net carrying value of $1,861.5 million, were subject to first preferred mortgages as collateral to the Company’s secured credit facilities.

8	Long-Term Debt, net (Continued)

The scheduled debt maturities of long-term debt subsequent to September 30, 2021 are as follows (in thousands):

Payments due by period ended	Principal repayments
September 30, 2022	$96,300
September 30, 2023	91,850
September 30, 2024	103,900
September 30, 2025	569,125
September 30, 2026	15,150
Thereafter	300,000
Total long-term debt	$1,176,325

The Citibank/Natwest $815 million senior secured credit facility contains a requirement to maintain minimum fair market value of collateral vessels to loan value coverage of 120% and financial covenants requiring to maintain the following:

(i)              minimum liquidity of $30.0 million;

(ii)             maximum consolidated debt (less cash and cash equivalents) to consolidated EBITDA ratio of 6.5x; and

(iii)            minimum consolidated EBITDA to net interest expense ratio of 2.5x.

The Macquarie Bank credit facilities’ financial covenants were amended to require the maintenance of the same financial covenants as the Citibank/Natwest $815 million senior secured credit facility.

Accounting for the 2021 Refinancing

The outstanding loan balances, exit fees and deferred financing fees related to the lenders (other than Citibank and Natwest (Royal Bank of Scotland)) under the Company’s 2018 Credit Facilities were fully repaid and accounted for under the extinguishment accounting.

The present value of the cash flows for the Citibank and Natwest (Royal Bank of Scotland) facilities were not substantially different from the present value of the remaining cash flows under the terms of the original instruments prior to the debt refinancing for each of the lenders, and, as such, the Company accounted for the debt refinancing as a modification. Legal and other fees related to the refinancing of $2.3 million were recorded in the income statement under the gain on debt extinguishment and $15.6 million of loan arrangement fees were deferred over the life of the facility and recognized through the new effective interest method. Additional fees related to Citibank and Natwest (Royal Bank of Scotland) amounting to $12.0 million at the date of the refinancing, replaced the existing accrued exit fees due under the 2018 Credit Facilities and are payable in eight quarterly instalments. An outstanding amount of $6.0 million is presented under “Other current liabilities” and $4.5 million under “Other long-term liabilities” as of September 30, 2021.

Accumulated accrued interest related to the prior HSH Nordbank AG - Aegean Baltic Bank - Piraeus Bank $382.5 mil. Facility amounting to $75.3 million as of April 12, 2021 and which was fully refinanced, will no longer require any future cash interest payments and therefore, was recognized in the income statement under the gain on debt extinguishment. Accumulated accrued interest related to the Royal Bank of Scotland $475.5 mil. Facility, which was refinanced by the Natwest part of the Citibank/Natwest facility was partially extinguished and accounted for under modification accounting resulting in a gain of $35.6 million related to the accumulated accrued interest that will not require any future cash interest payments. The remaining amount of $33.3 million as of April 12, 2021 will continue to be recognized in the income statement over the remaining life of the original loan as the future interest is paid. The 2021 Refinancing resulted in a total net gain on debt extinguishment of $111.6 million recognized in the income statement in the period ended September 30, 2021.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9	Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, trade receivables, equity participation in ZIM and other assets. The principal financial liabilities of the Company consist of long-term bank loans. The following is a summary of the Company’s risk management strategies and the effect of these strategies on the Company’s condensed consolidated financial statements.

Interest Rate Risk: Interest rate risk arises on bank borrowings. The Company monitors the interest rate on borrowings closely to ensure that the borrowings are maintained at favorable rates.

Concentration of Credit Risk: Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company is exposed to credit risk in the event of non-performance by counterparties, however, the Company limits this exposure by diversifying among counterparties with high credit ratings. The Company depends upon a limited number of customers for a large part of its revenues. Credit risk with respect to trade accounts receivable is generally managed by the selection of customers among the major liner companies in the world and their dispersion across many geographic areas.

Fair Value: The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and liabilities (excluding long-term bank loans and certain other non-current assets) approximate their respective fair values due to the short maturity of these instruments. The fair values of long-term floating rate bank loans approximate the recorded values, generally due to their variable interest rates. The fair value of available for sale securities is estimated based on weighted combination of (1) a yield-to-maturity analysis based on a quoted (non-binding) price from a third party broker, (2) a yield-to-maturity analysis of a similar bond(s) in an active market, (3) the available market data for yield-to-maturity for the corporate bonds, if available and (4) if applicable, redemption information announced by the issuer of the security. The fair value of the equity participation in ZIM is measured based on the closing price of ZIM ordinary shares on the NYSE. The Company is exposed to changes in fair value of available for sale securities as there is no hedging strategy.

a. Interest Rate Swap Hedges

The Company currently has no outstanding interest rate swaps agreements. However, in the past years, the Company entered into interest rate swap agreements with its lenders in order to manage its floating rate exposure. Certain variable-rate interests on specific borrowings were associated with vessels under construction and were capitalized as a cost of the specific vessels. In accordance with the accounting guidance on derivatives and hedging, the amounts related to realized gains or losses on cash flow hedges that have been entered into and qualified for hedge accounting, in order to hedge the variability of that interest, were recognized in accumulated other comprehensive loss and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. An amount of $2.7 million was reclassified into earnings for the nine months ended September 30, 2021 and 2020, representing its amortization over the depreciable life of the vessels. An amount of $3.6 million is expected to be reclassified into earnings within the next 12 months.

b. Fair Value of Financial Instruments

The Company determines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Inputs used in the valuation techniques to derive fair values are classified based on a three-level hierarchy.

Level I: Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of September 30, 2021 and December 31, 2020.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9	Financial Instruments (Continued)

The estimated fair values of the Company’s financial instruments are as follows:

	As of September 30, 2021		As of December 31, 2020
	Book Value	Fair Value	Book Value	Fair Value

	(in thousands of $)
Cash and cash equivalents	$93,208	$93,208	$65,663	$65,663
Restricted cash(3)	$349	$349	$—	$—
ZIM notes	$—	$—	$43,559	$43,559
HMM notes	$7,196	$7,196	$19,328	$19,328
Equity participation ZIM	$415,078	$415,078	$75	n/a*
Long-term debt, including current portion	$1,165,490	$1,165,490	$1,368,100	$1,368,100

* As of December 31, 2020, there was no readily determinable fair value.

The estimated fair value of the financial instruments that are measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of September 30, 2021:

	Fair Value Measurements as of September 30, 2021
	Total	(Level I)	(Level II)	(Level III)

	(in thousands of $)
HMM notes(1)	$7,196	$—	$7,196	$—
Equity participation ZIM	$415,078	$415,078	$—	$—

The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of September 30, 2021:

	Fair Value Measurements as of September 30, 2021
	Total	(Level I)	(Level II)	(Level III)

	(in thousands of $)
Long-term debt, including current portion(2)	$1,165,490	$—	$1,165,490	$—

The estimated fair value of the financial instruments that are measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2020:

	Fair Value Measurements as of December 31, 2020
	Total	(Level I)	(Level II)	(Level III)

	(in thousands of $)
ZIM notes(1)	$43,559	$—	$43,559	$—
HMM notes(1)	$19,328	$—	$19,328	$—

The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2020:

	Fair Value Measurements as of December 31, 2020
	Total	(Level I)	(Level II)	(Level III)

	(in thousands of $)
Long-term debt, including current portion(2)	$1,368,100	$—	$1,368,100	$—

(1)	The fair value is estimated based on a weighted combination of (1) a yield-to-maturity analysis based on a quoted (non-binding) price from a third party broker, (2) a yield-to-maturity analysis of a similar bond(s) in an active market, (3) the available market data for yield-to-maturity for the corporate bonds, if available and (4) if applicable, redemption information announced by the issuer of the security.

(2)	Long-term debt, including current portion is presented gross of deferred finance costs of $30.4 million and $25.1 million as of September 30, 2021 and December 31, 2020, respectively. The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities, as well as taking into account its increased credit risk and does not include amounts related to the accumulated accrued interest.

(3)	The Company is required to maintain cash on a retention account as collateral for the upcoming scheduled debt payments related to the Eurobank $30 mil. Facility, which was recorded in restricted cash under current assets as of September 30, 2021.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10	Commitments and Contingencies

There are no material legal proceedings to which the Company is a party or to which any of its properties are the subject, or other contingencies that the Company is aware of, other than routine litigation incidental to the Company’s business. Furthermore, the Company does not have any outstanding commitments. On January 20, 2021, the Company received $3.9 million from Hanjin Shipping as a partial payment of a common benefit claim plus interest. The Company has an obligation to a related party for acquisition of the remaining 51% equity interest in Gemini amounting to $86.7 million as of September 30, 2021 - see the Note 3 “Acquisition of Gemini Shipholdings Corporation”. Additionally, see the Note 4 “Fixed Assets, Net” for buyback obligations related to the sale and leaseback arrangements.

11	Stockholders’ Equity

In the period ended September 30, 2021, the Company declared a dividend of $0.50 per share of common stock on May 10, 2021 and $0.50 per share of common stock on August 2, 2021. The Company paid an aggregated amount of dividends equal to $20.6 million in cash and issued 88 shares of common stock pursuant to its dividends reinvestment plan.

In October 2020, the Company repurchased 4,339,271 shares of the Company’s common stock for an aggregate purchase price of $31.1 million in privately negotiated transactions, including 2,517,013 shares from the Royal Bank of Scotland and 1,822,258 shares from Sphinx Investment Corp.

As of April 18, 2008, the Board of Directors and the Compensation Committee approved incentive compensation of the Manager’s employees with its shares from time to time, after specific for each such time, decision by the compensation committee and the Board of Directors in order to provide a means of compensation in the form of free shares to certain employees of the Manager of the Company’s common stock. The plan was effective as of December 31, 2008. Pursuant to the terms of the plan, employees of the Manager may receive (from time to time) shares of the Company’s common stock as additional compensation for their services offered during the preceding period. The total amount of stock to be granted to employees of the Manager will be at the Company’s Board of Directors’ discretion only and there will be no contractual obligation for any stock to be granted as part of the employees’ compensation package in future periods.

On September 14, 2018, the Company granted 298,774 shares of restricted stock to executive officers of the Company, out of which 149,386 restricted shares vested on December 31, 2019 and 149,388 restricted shares are scheduled to vest on December 31, 2021. On May 10, 2019, the Company granted 137,944 shares of restricted stock to certain employees of the Manager (including 35,714 shares to executive officers), out of which 4,168 shares were forfeited in 2019 and 66,888 restricted shares vested on December 31, 2019. On February 12, 2021, the Company granted 110,000 fully vested shares to executive officers and Board of Directors members and on March 16, 2021, the Company granted 40,000 shares to certain employees of the Manager, out of which 10,000 fully vested on the grant date, 10,000 restricted shares are scheduled to vest on December 31, 2021 and the remaining 20,000 restricted shares are scheduled to vest on December 31, 2022. In 2020, 714 shares were forfeited and in 2021 2,735 shares were forfeited in total. These restricted shares are subject to satisfaction of the vesting terms, under the Company’s 2006 Equity Compensation Plan, as amended. 242,827 shares and 215,562 shares of restricted stock are issued and outstanding as of September 30, 2021 and December 31, 2020, respectively.

The aggregate number of shares of common stock for which awards may be granted under the Plan shall not exceed 1,000,000 shares plus the number of unvested shares granted before August 2, 2019. The equity awards may be granted by the Company’s Compensation Committee or Board of Directors under its amended and restated 2006 equity compensation plan. Awards made under the Plan that have been forfeited, cancelled or have expired, will not be treated as having been granted for purposes of the preceding sentence.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11	Stockholders’ Equity (Continued)

The Company has also established the Directors Share Payment Plan under its 2006 equity compensation plan. The purpose of the plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company’s Common Stock. The plan was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the plan. Pursuant to the terms of the plan, directors may elect to receive in Common Stock all or a portion of their compensation. Following December 31 of each year, the Company delivers to each Director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year. During the nine months ended September 30, 2021 and September 30, 2020, none of the directors elected to receive their compensation in Company shares.

12	Lease Arrangements

Charters-out

As of September 30, 2021, the Company generated operating revenues from its 70 vessels on time charters or bareboat charter agreements, with remaining terms ranging from less than one year to April 2028. Under the terms of the charter party agreements, most charterers have options to extend the duration of contracts ranging from less than one year to three years after the expiration of the contract. The Company determines fair value of its vessels at the lease commencement date and at the end of lease term for lease classification with the assistance from valuations obtained by third party independent shipbrokers. The Company manages its risk associated with the residual value of its vessels after the expiration of the charter party agreements by seeking multi-year charter arrangements for its vessels.

The future minimum payments, expected to be received on non-cancellable time charters and bareboat charters classified as operating leases consisted of the following as of September 30, 2021 (in thousands):

Remainder of 2021	$181,253
2022	774,565
2023	567,048
2024	351,699
2025	139,337
2026 and thereafter	84,084
Total future rentals	$2,097,986

Rentals from time charters are not generally received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel. In arriving at the future minimum rentals, an estimated time off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13	Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended
	September 30, 2021	September 30, 2020

	(in thousands)
Numerator:
Net income	$217,227	$42,786

Denominator (number of shares in thousands):
Basic weighted average common shares outstanding	20,354	24,573
Effect of dilutive securities:
Share based compensation	244	216
Diluted weighted average common shares outstanding	20,598	24,789

	Nine months ended
	September 30, 2021	September 30, 2020

	(in thousands)
Numerator:
Net income	$886,844	$110,371

Denominator (number of shares in thousands):
Basic weighted average common shares outstanding	20,334	24,573
Effect of dilutive securities:
Share based compensation	237	216
Diluted weighted average common shares outstanding	20,571	24,789

14	Related Party Transactions

Management fees to Danaos Shipping Company Limited (“the Manager”) amounted to $14.4 million and $13.1 million in the nine months ended September 30, 2021 and 2020, respectively, and are presented under “General and administrative expenses” in the condensed consolidated statements of income. The Company has granted restricted stock to executive officers, Board of Directors members and certain employees of the Manager. Refer to Note 11 “Stockholders’ Equity”.

Commissions to the Manager amounted to $7.4 million and $4.2 million in the nine months ended September 30, 2021 and 2020, respectively and are presented under “Voyage expenses” in the condensed consolidated statements of income. Commission of 0.5% on the contract price of newly acquired vessels in 2021 amounting to $1.1 million was capitalized to the vessels cost for the period ended September 30, 2021.

The balance “Due from related parties” in the condensed consolidated balance sheets totaling $23.6 million and $20.4 million as of September 30, 2021 and December 31, 2020, respectively, represents advances to the Manager on account of the vessels’ operating and other expenses. The balance “Due to related parties” in the condensed consolidated balance sheet totaling $86.7 million as of September 30, 2021 represents a payable to Virage International Ltd., a company controlled by the Company’s largest shareholder, related to the acquisition of the 51% equity interest in Gemini. Refer to Note 3 “Acquisition of Gemini Shipholdings Corporation”. The amount due to Virage International Ltd. bears no interest and was fully paid by November 1, 2021. An amount of nil and $0.2 million as of September 30, 2021 and December 31, 2020, respectively, was due to executive officers and is presented under “Accounts payable” in the condensed consolidated balance sheets.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15	Subsequent Events

In October 2021, the Company sold 1,000,000 ordinary shares of ZIM resulting in net proceeds of $44.3 million.

On November 8, 2021, the Company declared a dividend of $0.50 per share of common stock payable on December 2, 2021, to holders of record on November 19, 2021.